ARS
P.E.
12/31/01

RHDonnelley Corp



2001 Annual Report

Financial Highlights

(in millions, except per share data)	Years Ended December 31, 2001	2000	Percent Change
Adjusted operating income [1]	$ 141.5	$ 131.6	7.5%
Reported operating income	$ 111.5	$ 147.4	
Adjusted income before extraordinary loss [2]	$ 73.1	$ 62.2	17.5%
Reported income before extraordinary loss	$ 50.3	$ 125.5	
Adjusted earnings per diluted share before extraordinary loss [2]	$ 2.36	$ 1.91	23.6%
Reported earnings per diluted share before extraordinary loss	$ 1.62	$ 3.85	

[1] Adjusted 2001 operating income excludes a restructuring charge of $18.6 million and an investment impairment charge of $11.4 million and adjusted 2000 operating income excludes a one-time operating income benefit of $15.8 million relating to the restructuring of the CenDon relationship.

[2] Adjusted income and diluted earnings per share for 2001 and 2000 exclude the items in note (1) above, a net gain of $86.5 million ($53.5 million after-tax) for the disposition of our Bell Atlantic, Cincinnati and Get Digital Smart businesses in 2000 and related tax effects.

Adjusted Earnings Per Share


Compound Annual
Growth Rate
$2.36
$1.91
$1.61
$1.38
1998 1999 2000 2001

Stock Price


Total Appreciation
July 1998-December 2001
$29.05
$24.31
$18.88
$15.63
1998 1999 2000 2001

To our shareholders:



In the wake of September 11, it is impossible to talk about 2001 in a context limited strictly to the business of R.H. Donnelley. This is a sad and difficult period for all of us, as we now live in a less certain environment. Adding that to an already difficult economy has made everyone's job more difficult.

2001 in Review

As we look back upon 2001, our business started off on track, but it is now clear that the economy had begun to soften by the end of the first quarter. We immediately took steps to mitigate the effects of deteriorating business conditions, principally through productivity improvements and actions on the cost side. The events of September 11, however, delivered the second of a one-two punch that significantly affected our fourth-quarter sales campaigns, particularly in Las Vegas and Chicago.

Despite these factors, we are pleased to report that R.H. Donnelley delivered another solid year in 2001. Shareowners were rewarded with a year of nearly 20 percent appreciation in the company's stock price. But it was not achieved easily. Some of the important financial metrics that highlight the efforts of our entire company include:

☆ Growth in as adjusted diluted earnings per share of 23.6 percent to $2.36.

☆ Underlying operating income growth of 20 percent at Directory Advertising Services, a 13 percent reduction in corporate spending, and the absence of results from units divested in 2000. The result was a 7.5 percent increase in operating income.

☆ Another year of strong operating cash flows amounting to $86.9 million, which enabled the company to repurchase $64.0 million of its stock.

☆ We reduced our net debt by $24.3 million.

We also remained focused on programs to deliver more value to customers. DonTech continued to implement its sales technology platform known as DonTech AdVantage. With AdVantage, sales reps use laptop capabilities to provide customers with compelling illustrations of the value of yellow pages advertising, and how it can be more fully leveraged to meet the needs of their businesses. In 2002, new modules will enable sales reps to upload contracts and interact directly with RHD's order processing system. AdVantage results in improved product quality for advertisers and users by automating certain manual functions and shortening production cycle times.

We also successfully achieved a nearly 50 percent reduction in customer claims at DonTech, by improving certain processes that increased quality, reduced errors and raised the levels of customer satisfaction.

At our Raleigh pre-press publishing operation, we continued to improve cycle times, which we define as the time between the end of a sales campaign and when we send the finished directory to the printer. Raleigh's cycle times remain the best in the industry. Shorter cycle times allow longer sales campaigns, and the opportunity for increased sales.

Key Events

In early January of 2002, Donnelley announced that the Board of Directors implemented its succession plan by naming David C. Swanson as chief executive officer, effective at the company's annual meeting in May this year. He became a director of the company effective immediately. Dave is an outstanding executive and, when it comes to our company and our industry, the most knowledgeable person I know. I am confident that R.H. Donnelley will continue to deliver high levels of shareholder value under his leadership.



Frank R. Noonan David C. Swanson

In the same announcement, we reported that Philip C. Danford was stepping down as senior vice president and chief financial officer in the first quarter of 2002. Phil played an integral role in Donnelley's success to date and we are delighted that he will remain with the company to work on special projects.

In early March, we were pleased to announce the appointment of Steven M. Blondy as senior vice president and chief financial officer of the company. Steve, with extensive financial and Wall Street experience, and a strong strategic perspective of the marketing communications industry, is an excellent addition to Donnelley's senior management team.

In May of last year, we added industry expertise to our Board when Peter J. McDonald joined. Peter is well known to us, having most recently served as president and chief executive officer of SBC Directory Operations. More to the point, he had served as president and chief executive officer of DonTech from 1993 to 1994, after having held a number of sales and senior executive positions at R.H. Donnelley.

There were two departures from Donnelley's Board in 2001: Darius W. Gaskins, Jr. in May and Diane P. Baker in December. We thank Darius and Diane for their thoughtful advice and counsel, and offer our best wishes for the future.

Outlook for 2002 and Beyond

In 2002, we clearly face greater uncertainty than we did a year ago. The good news is that the paralysis advertisers experienced in the latter half of last year appears to be behind us. Our current view is that we will continue to see the effects of a weak economy in the first half, but anticipate some improvement in business conditions as the second half unfolds.

Looking ahead, we are keeping a close eye on the changing yellow pages landscape. We see a situation developing that we first anticipated several years ago. As telephone companies increasingly focus on their core businesses, some are choosing to monetize their yellow pages assets. This changing climate could create an opportunity for Donnelley to leverage our core competencies, leading to an increased share of the yellow pages industry in the years to come and greater lasting value for our shareholders.

We also see the Internet as a replacement resource to yellow pages developing very slowly in comparison to the forecasts of just two years ago. That being said, we continue to work with our partners and clients to innovate how buyers and sellers will come together for many years. Our strong customer relationships position us to continue delivering high quality products and content regardless of how that information is delivered.

We announced in January that I will step down as chief executive officer at the company's annual meeting in May and will continue as chairman through year-end to ensure an orderly transition to Dave's leadership.

It has been my privilege to serve the company for the past 11 years. I have enjoyed the opportunity to work with an outstanding group of dedicated and talented people who are the R.H. Donnelley Corporation. In the three and a half years since RHD became a public company, I am proud to say that this RHD team has achieved an enviable record of success:

☆ As adjusted earnings per share grew at an annual compound rate of 20 percent.
☆ The value of our stock price appreciated 86 percent.
☆ We returned $146 million to shareholders through our ongoing stock repurchase programs and returned $12 million through the payment of dividends.
☆ We restructured our business portfolio to focus on our strongest businesses.

Thanks to the dedicated efforts of R.H. Donnelley's employees to deliver high quality advertising programs and yellow pages directories, we have earned the continuing loyalty of our customers and the sustained confidence of our shareholders. Each of RHD's employees can take pride in having achieved these remarkable results.

Frank R. Noonan
Chairman and Chief Executive Officer
R.H. Donnelley Corporation

March 8, 2002

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited, consolidated financial statements and notes thereto included later in this Annual Report.

Forward-Looking Information

Certain statements contained in this Annual Report regarding R.H. Donnelley's future operating results, performance, business plans or prospects and any other statements not constituting historical fact are "forward-looking statements" subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Where possible, the words "believe," "expect," "anticipate," "should," "will," "would," "planned," "estimated," "potential," "goal," "outlook," and similar expressions, as they relate to R.H. Donnelley or its management, have been used to identify such forward-looking statements. Regardless of any identifying phrases, these statements and all other forward-looking statements reflect only R.H. Donnelley's current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to R.H. Donnelley. Accordingly, the statements are subject to significant risks, uncertainties and contingencies which could cause R.H. Donnelley's actual operating results, performance, business plans, prospects or decisions to differ from those expressed in, or implied by, these statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statements. Such risks, uncertainties and contingencies include, without limitation, the following:

1. Dependence on a Limited Number of Relationships

Our business consists primarily of two relationships; a perpetual partnership with SBC Communications Inc. ("SBC"), called DonTech; and two sales agency arrangements with Sprint Corporation ("Sprint"). No assurance can be given that we will be able to renew our existing Sprint sales agency or various pre-press publishing agreements as they expire or that we will be able to secure additional business to replace any such expired contracts.

2. Dependence on our Business Partners

The Company is the exclusive sales agent for Sprint and DonTech is the exclusive sales agent for SBC in the respective markets. As the exclusive sales agent, the Company and DonTech are responsible for all sales management, sales force compensation, recruiting and training and other sales related matters. As the publisher of the respective directories, Sprint and SBC are responsible for, and consequently control, all other matters, including without limitation, product development, pricing, scheduling, marketing, distribution, billing, collections, credit and customer service. While we believe that the economic interests of the Company and DonTech are generally aligned with those of Sprint and SBC with respect to their yellow pages directory operations, Sprint or SBC could implement policies and decisions that could have an adverse impact on their overall yellow pages directory operations or more particularly on our business relationships with them. Such policies and decisions, in which the Company or DonTech would likely have no participation or influence, could have a material adverse effect on our results of operations or financial condition. While we and DonTech are afforded certain protections under the respective agreements which we believe could mitigate to a significant degree the adverse effects of such policy changes and/or decisions on the Company, no assurances can be given that such policy changes and/or decisions would not have a material adverse effect on our results of operations or financial condition. Lastly, we maintain large receivable balances from Sprint and SBC, and any liquidity difficulties that they may experience could materially impact the Company's results of operations, financial condition and liquidity.

3. Uncertainty Regarding Changes in the Industry

Our ability to offer our sales agency, pre-press publishing and other services to SBC and Sprint in other markets and to other publishers in the industry and/or our ability to diversify our business portfolio may be impacted by uncertainties caused by the consolidation (both past and future) of the telecommunications industry, as well as by recent consolidation activity in the independent yellow pages publishing industry. Most publishers provide all sales and publishing functions internally; consequently there can be no assurance that the Company will be able to obtain additional outsourcing business from any of these publishers. In addition, the effects of the Telecommunications Act of 1996 are still developing and the ultimate impact of those changes is still uncertain. Other changes in the yellow pages industry and markets could also affect our results, plans and prospects. Also, the introduction of competing products or technologies (including electronic delivery of directory information) by other companies and/or pricing pressures from competitors and/or customers could adversely affect our results of operations and financial condition.

4. General Economic Factors

Our business results could be adversely affected by any continuation or further deterioration of the economic slowdown presently being experienced in the United States, especially with respect to the markets in which we operate. In addition, any residual economic effects of, and uncertainties regarding (i) the terrorist attacks that occurred on September 11, 2001, (ii) the general possibility or express threat of similar terrorist or other related disruptive events, or (iii) the future occurrence of similar terrorist or other related disruptive events, especially with respect to the major markets in which we operate that depend so heavily upon travel and tourism, could also adversely affect our business.

5. Use of Cash Flow

The Company intends to use its cash flow for some or all of the following: repay its debt, repurchase its outstanding Common Stock and/or pursue growth initiatives within its line of business and core competencies, whether through acquisition, joint ventures, outsourcing opportunities or otherwise. Any share repurchases would be subject to market conditions and

compliance with legal restrictions as well as restrictions under the Company's debt covenants. Growth initiatives, if pursued, would be subject to implementation, integration and other related risks and no assurance can be given that any proposed transaction would be accretive to earnings.

The Company

R.H. Donnelley Corporation is a leading independent marketer of yellow pages advertising services tailored for small and medium-sized businesses. Unless otherwise indicated, the terms "Company," "we," "us" and "our" refer to R.H. Donnelley Corporation and its direct and indirect wholly owned subsidiaries. Prior to July 1, 1998, the Company operated as part of The Dun & Bradstreet Corporation ("D&B"). Unless otherwise specified, all tabular amounts are presented in millions of dollars.

Our business is organized into two reportable operating segments as of January 1, 2001: the DonTech Partnership ("DonTech") and Directory Advertising Services ("DAS").

DonTech

DonTech is a 50/50 perpetual partnership with an operating unit of SBC, which acts as the exclusive sales agent for yellow pages directories published by SBC in Illinois and northwest Indiana. DonTech provides advertising sales services and receives a commission from SBC. Our income from DonTech is comprised of two components: our 50% interest in the net profits of DonTech and revenue participation income received directly from SBC. Revenue participation income is based on a percentage of DonTech advertising sales and comprises over 80% of the total income from DonTech. Total income from DonTech accounted for 79%, 72% and 83% of operating income before General & Corporate costs and other unallocated expenses for the years ended December 31, 2001, 2000 and 1999, respectively. Certain general and administrative expenses incurred to support this business are not allocated to the DonTech segment. As income from DonTech accounts for a significant portion of our operating income, a material decline in the advertising sales of DonTech would likely have a material adverse effect on our results of operations and financial condition. We also provide certain pre-press publishing services for DonTech directories, which is included in our DAS segment as described below. Although DonTech provides advertising sales of yellow pages and other directory products similar to DAS, the partnership is considered a separate operating segment since, among other things, the partnership has its own Board of Directors and the employees of DonTech, including its officers and managers, are not our employees.

Directory Advertising Services

Within our DAS segment, we sell yellow pages advertising for affiliated entities of Sprint and perform pre-press publishing services for yellow pages directories. We are the exclusive sales agent in the greater Orlando, Florida market ("Central Florida") for an operating unit of Sprint and the exclusive sales agent in Nevada, Florida, Virginia and North Carolina for CenDon LLC ("CenDon"), a joint venture with Centel Directory Company ("Centel"), a subsidiary of Sprint. Other Sprint affiliates sell yellow pages advertising in other markets in these states. We provide pre-press publishing services for the yellow pages directories of DonTech and Sprint for which we sell advertising, as well as for an unaffiliated third party publisher under separately negotiated contracts. All information technology costs are also included in DAS. In addition, the DAS segment for periods prior to 2001 includes the operating results of the Cincinnati and Bell Atlantic businesses and our share of the losses in ChinaBig.com Limited ("ChinaBig") through the dates of transactions that caused changes to the reporting of each respective business (see "Factors Affecting Comparability" below).

We receive sales commissions on all advertising we sell for Sprint and CenDon and a priority distribution on our membership interest in CenDon ("priority distribution"). The amount of priority distribution earned is based on a percentage of CenDon advertising sales. Income from Sprint is also highly dependent on the level of advertising sales and a material decline in the level of advertising sales could have a material adverse effect on our results of operations or financial condition.

At the end of 2002, our pre-press publishing contract with an unaffiliated third party publisher will expire and we have been notified that this contract will not be renewed. Revenue from this contract was approximately $8 million per year; however, due to certain restructuring actions described below under "Factors Affecting Comparability," we do not anticipate that the expiration of this contract will have a material adverse effect on our results of operations or financial condition. Our pre-press publishing service agreements with SBC and Sprint extend through 2003. We are presently negotiating an extension with SBC for the continuation of these pre-press publishing services, although no assurances can be given as to the outcome of these negotiations. There are no negotiations underway to extend the Sprint agreement, although we would likely pursue such negotiations if the SBC publishing agreement were extended. Revenue from our pre-press publishing services contracts with SBC and Sprint accounted for approximately 31%, 17% and 14% of total consolidated revenue in 2001, 2000 and 1999, respectively.

Critical Accounting Policies

An understanding of our accounting policies is necessary for a complete analysis of our results of operations and financial condition. Those accounting policies that have or could have a material effect on our results of operations or financial condition are as follows:

Revenue Recognition. We earn revenue in the form of commissions from the sale of advertising and fees from our pre-press publishing services. As a sales agent, sales commission revenue is recognized at the time an advertising contract is executed with a customer. This includes sales commission revenue realized from Sprint, including CenDon for directories that published after June 30, 2000, and Bell Atlantic through June 30, 2000. When we were the publisher, or part of a publishing partnership, revenue was recognized when a directory was published. This included revenue from the CenDon

Partnership before June 30, 2000 and from the publication of our Cincinnati proprietary directory prior to its sale. Sales commission revenue is recorded net of potential claims and allowances, which are estimated based on historical experience. Revenue from pre-press publishing operations is recognized as services are performed.

Partnership and Joint Venture Income. Partnership and joint venture income includes our 50% share of the net profits of DonTech, revenue participation income and the priority distribution. Revenue participation income and the priority distribution are earned and recognized when a sales contract is executed with a customer. Prior to the restructuring of the CenDon relationship, which was effective July 1, 2000, we were a general partner in the CenDon Partnership, a 50/50 partnership with Centel, formed to publish directories in Florida, Nevada, Virginia and North Carolina. We recognized our 50% share of the net profits of the partnership as partnership and joint venture income. Partnership and joint venture income also included our share of the losses of ChinaBig, through June 15, 2000, at which time, we became a passive investor and were no longer required to recognize our share of the losses.

Partnership and Joint Venture Investments. The carrying value of the DonTech investment, the revenue participation receivable and the priority distribution receivable are reflected as partnership and joint venture investments and the investment in ChinaBig is reflected as other non-current assets on the consolidated balance sheets. The carrying value of partnership and joint venture investments is evaluated for impairment when events or changes in circumstances indicate that the carrying value of the investment may be impaired. If an impairment is deemed to have occurred, and such impairment is determined to be permanent, the carrying value of the investment is written-down to its estimated fair value. Such estimate of fair value would be determined based on independent third party valuations or by discounting estimated future cash flows. Based on an independent third party valuation, we recorded an impairment charge of $11.4 million in the fourth quarter of 2001 related to our investment in ChinaBig (see "Factors Affecting Comparability" below).

Concentration of Credit Risk. We maintain significant receivable balances with SBC and Sprint for revenue participation, priority distribution and sales commissions. The ultimate remittance of these receivables is subject to adjustment, up to specified maximums under contractual provisions, based on collections by these companies from the individual advertisers. The Company does not currently foresee a material credit risk associated with these receivables, although there can be no assurance that full payment will be received on a timely basis.

See Note 1 to the Consolidated Financial Statements for additional information on our accounting policies.

Factors Affecting Comparability

During 2000, we entered into the following transactions that resulted in a pre-tax net gain of $86.5 million ($53.5 million after-tax) and a one-time operating income benefit of $15.8 million:

- We executed an agreement with affiliates of Bell Atlantic Corporation (now known as Verizon Communications, "Bell Atlantic") for the early termination of our sales agency agreements, and we sold our Cincinnati proprietary operations.
- We restructured and extended our CenDon sales agency relationship through 2010. The original relationship was set to expire in 2004.
- In connection with the investment by an unaffiliated third party in ChinaBig, we became a passive investor, and as such, no longer recognize our share of the losses of ChinaBig.
- We ceased operations of our Get Digital Smart ("GDS") business.

Disposition of Businesses and Related Cost Cutting Actions

On April 27, 2000, we sold our Cincinnati proprietary directory business to Yellow Book USA, Inc. for $8 million.

On June 30, 2000, we entered into an agreement ("Agreement") with Bell Atlantic for the early termination of the directory services agreements, as amended (the "Agency Agreements") between the Company and Bell Atlantic. Pursuant to the Agency Agreements, the Company had served as exclusive sales agent for Bell Atlantic directories covering substantially all of New York State. The Agency Agreements had been scheduled to expire in 2003 and 2005. The transactions contemplated by the Agreement were also consummated on June 30, 2000.

Under the terms of the Agreement, we received a termination payment of $114 million. We also received a payment of approximately $57 million for commissions on sales which occurred prior to the closing, but which were not yet payable under the terms of the Agency Agreements, and for sales in directories that published in the pre-closing period.

In December 2000, we ceased operations of our Get Digital Smart business. GDS was formally launched in February 2000 in the Miami/Ft. Lauderdale market to test the economic viability of providing a variety of products and services designed to deliver a comprehensive package of Internet marketing and e-commerce capabilities to small and medium-sized local businesses. While the test demonstrated that there was a demand for the products and services we offered, the business was not broadly capable of providing an adequate return on investment within our originally planned time horizon. We recognized one-time costs of $2.9 million related to the shutdown of the business.

We also implemented cost-cutting measures in 2000, including headcount reductions, at our pre-press publishing facility in Raleigh and corporate headquarters consistent with our new operating structure.

CenDon Partnership Restructuring and Extension
Effective for directories that published after June 30, 2000, we entered into a series of agreements with Centel that effectively restructured the CenDon Partnership as a limited liability company and extended the sales agency arrangement through 2010. Both the partnership agreement and sales agency agreement were set to expire in 2004. The new arrangement focuses our responsibilities on sales and certain pre-press publishing services and establishes us as the exclusive sales agent for Centel's directory products in the markets previously covered by the partnership agreement. Centel assumed responsibility for the printing and delivery of directories, which were previously performed by the CenDon Partnership, and related support services such as marketing, customer service and collections, which were previously performed by the Company. Under the new arrangement, Centel manages CenDon. We receive sales commissions on all advertising sold, and in consideration for transferring control over the publishing functions to Centel, we also receive a priority distribution. The priority distribution allows us to maintain the same level of profitability that we would have earned under the CenDon Partnership through the original expiration date in 2004.

Under the new arrangement, revenue and related costs are recognized at the time of sale. Under the previous CenDon Partnership, where we shared responsibility for the publishing and delivery functions, revenue and related costs were recognized at the time of directory publication. Accordingly, upon the restructuring of the CenDon arrangement in 2000, a one-time operating income benefit of $15.8 million was recorded. This benefit related to advertising sales made and costs incurred prior to the effective date of the agreement for directories that published subsequent to the effective date of the agreement.

ChinaBig Investment and Impairment Charge
We currently have an 18% interest in ChinaBig, which publishes yellow pages directories and offers Internet directory services in the People's Republic of China. In connection with an equity investment by an unaffiliated third party and in order to facilitate the raising of additional capital and provide greater flexibility, on June 15, 2000, ChinaBig and each existing investor (including the Company) restructured the existing joint venture agreement of ChinaBig to, among other things, significantly reduce our ability to influence the operations of ChinaBig. As a result of the restructured agreement, we are a passive investor in ChinaBig and account for this investment under the cost method. Prior to June 15, 2000, we accounted for this investment under the equity method. Therefore, subsequent to June 15, 2000, our share of the losses of ChinaBig is no longer recognized in the consolidated statement of operations.

In November 2001, management received an independent third party valuation of ChinaBig's current business plan, capital needs and outlook for profitability and cash flow. The valuation was conducted in connection with a proposed equity financing. The results of the valuation provided a range of possible estimated fair values for ChinaBig, all of which implied that the value of our 18% interest was substantially lower than our carrying value of $13.4 million. Management determined that the carrying value of this investment had been permanently impaired, and recorded an impairment charge of $11.4 million in the fourth quarter of 2001 to write this investment down to $2.0 million, which management believes is its best estimate of the current fair value of the investment. Prior valuations of the ChinaBig business had assumed a more rapid development of Internet advertising in China than is currently forecast.

Restructuring and Special Charge
The operating results for 2001 include a charge of $18.6 million in connection with executive management employment transition arrangements and the expiration of a pre-press publishing contract, which will result in the elimination of approximately 100 positions during 2002. The charge includes $9.9 million associated with the executive management transition arrangements, including severance, accrued benefits under executive pension plans and other related costs, $3.3 million for other employee severance and related costs, $4.4 million for idle leased space in the Raleigh publishing facility and planned relocation of the corporate headquarters due to excess capacity and $1.0 million for professional fees and the write-off of assets no longer considered useable.

2000 and 1999 As Adjusted Results

Due to the above mentioned transactions during 2000, we do not believe that comparisons of 2001 results to 2000 reported results and 2000 reported results to 1999 reported results would be meaningful. Accordingly, the information below for 2000 and 1999 is presented on both a reported, audited basis and an as adjusted, unaudited basis. Because it is no longer relevant or material, other than disclosing the reported amounts, the "Results of Operations" does not discuss the results of our disposed operations (Bell Atlantic, Cincinnati and GDS) or the one-time operating income benefit from the restructuring of the CenDon relationship. For period over period comparisons of the Bell Atlantic and Cincinnati operations during the periods prior to disposition, see Management's Discussion and Analysis of Financial Condition and Results of Operations in our Quarterly Reports on Form 10-Q for the first and second quarters of 2000. GDS did not begin full operations until 2000, therefore period over period comparisons are not possible. The as adjusted amounts assume the 2000 transactions described above had occurred on January 1, 1999 and are derived by excluding from the reported amounts the advertising sales, revenue and expenses of the Bell Atlantic, Cincinnati and GDS operations, as well as the one-time items from the restructuring of the CenDon relationship. We believe that the as adjusted, unaudited information is more indicative of our underlying financial and operational performance during 2000 and may better reflect the results of our continuing businesses. However, the as adjusted, unaudited information does not purport to represent what our actual results would have been had the transactions occurred as of the assumed dates or to project the results of operations or financial condition for any future period.

Results of Operations

Three Years Ended December 31, 2001

Advertising Sales

As a sales agent, we earn a commission on the value of advertising sold, and therefore do not report on the consolidated statements of operations the gross value of advertising sold. We nevertheless disclose and discuss both publication and calendar advertising sales as we believe they are a good indicator of our operational performance. Our sales commission revenue, revenue participation income and priority distribution income are computed based upon calendar advertising sales. Further discussion of publication and calendar sales is provided below.

Publication Sales

Publication sales represent the value of advertising sales in directories that published during the current period regardless of when the advertising for that directory was sold. These sales give an indication of underlying sales growth in the directories for which we and DonTech sell advertising, but do not have a direct correlation to our reported revenue or profitability in the indicated period as most, if not all of these sales were consummated and recognized in prior periods (see "Calendar Sales" below). These sales are compared against sales for the same directories published in the prior year period. If events occur during the current year that effect the comparability of publication sales to the prior year, such as changes in directory publication dates or other contractual changes, then prior year publication sales are adjusted to conform to the current year presentation and maintain comparability. Accordingly, to facilitate comparability, 2000 and 1999 publication sales for DonTech have been decreased $0.3 million and $1.0 million, respectively and DAS sales for 2000 have been increased $1.7 million to account for changes in directory publication dates and contractual provisions. Changes in directory publication dates do not impact our reported revenue or profitability, since as a sales agent, we and DonTech recognize revenue in the period the sale is completed and not at the time of directory publication. Reported and as adjusted publication advertising sales by segment are as follows:

				2001 vs. 2000		2000 vs. 1999	
	2001	2000	1999	$ Change	% Change	$ Change	% Change
Reported							
DonTech	$ 434.0	$ 430.5	$ 426.6	$ 3.5	0.8%	$ 3.9	0.9%
DAS	193.5	431.4	617.5	(237.9)	(55.1)	(186.1)	(30.1)
Total	$ 627.5	$ 861.9	$ 1,044.1	$ (234.4)	(27.2)%	$ (182.2)	(17.5)%
As adjusted							
DonTech	$ 434.0	$ 430.5	$ 426.6	$ 3.5	0.8%	$ 3.9	0.9%
DAS [a]	193.5	193.3	180.7	0.2	0.1	12.6	7.0
Total	$ 627.5	$ 623.8	$ 607.3	$ 3.7	0.6%	$ 16.5	2.7%

[a] Excludes Bell Atlantic sales of $238.1 million in 2000 and Bell Atlantic and Cincinnati sales of $426.8 million and $10.0 million, respectively, in 1999.

Reported publication sales were $627.5 million, $861.9 million and $1,044.1 million for 2001, 2000 and 1999, respectively. As adjusted publication sales were $627.5 million, $623.8 million and $607.3 million for 2001, 2000 and 1999, respectively. Publication sales growth at DonTech has been relatively flat for the last two years. Sales for 2001 at DonTech were adversely affected by the weakening economy, uncertainty among advertisers following the events of September 11, 2001 and increased competition. Sales for 2000 at DonTech were adversely affected by certain systems related issues in the billing and collections function at Ameritech Corporation (now a wholly owned subsidiary of SBC, "Ameritech"), prior to their conversion to SBC's systems. As adjusted publication sales for DAS in 2001 were flat compared to 2000 due to the weakening economy, tighter credit standards in light of the weakening economy and increased uncertainty among advertisers, especially in the tourist based market of Orlando. DAS sales showed strong growth in 2000 compared to 1999 driven primarily by growth in the Las Vegas and Central Florida markets.

Two of our largest sales campaigns, the January Las Vegas and Chicago Consumer, were completed by year-end and will publish during the first quarter of 2002. The results of these sales campaigns were significantly below prior year campaigns, and as a result, publication sales for the first quarter of 2002 are expected to be approximately 10% lower than publication sales in the first quarter of 2001. As defined, publication sales are recorded in the period that the directory is published, whereas calendar sales are recorded in the period that a sales contract is signed. Since a calendar sale precedes a publication sale in terms of reporting, lower calendar sales in one quarter will generally lead to lower publication sales in subsequent periods. However, since our revenue and profitability are driven by calendar sales, the shortfall in the January Las Vegas and Chicago Consumer directories adversely affected 2001 revenue and profitability (as described below) and will not have an impact on revenue and profitability in 2002.

Calendar Sales

We and DonTech earn commission revenue based on a contractual percentage of the billing value of advertisements sold for an annual directory. Calendar sales are recorded when a sales contract is executed with a customer. As the Company and DonTech operate solely as sales agents, calendar sales are stated on the same basis as revenue is recognized. Accordingly, our reported revenue and profitability are directly correlated to calendar sales. The selling of advertising for a specific directory is managed

as a sales campaign, and the typical sales campaign begins approximately six to eight months prior to the scheduled publication date. As a result, the amount of calendar sales can fluctuate from the prior year due to various factors, including changes in the actual commencement date of the sales campaign and the timing of sales during the sales campaign. Such fluctuations, if material, would likely have a material effect on our results of operations or financial condition for that period. Reported and as adjusted calendar sales by segment are as follows:

	2001	2000	1999	2001 vs. 2000 $ Change	2001 vs. 2000 % Change	2000 vs. 1999 $ Change	2000 vs. 1999 % Change
Reported							
DonTech	$ 422.6	$ 428.2	$ 432.3	$ (5.6)	(1.3)%	$ (4.1)	(0.9)%
DAS	185.3	469.5	634.4	(284.2)	(60.5)	(164.9)	(26.0)
Total	$ 607.9	$ 897.7	$ 1,066.7	$ (289.8)	(32.3)%	$ (169.0)	(15.8)%
As adjusted							
DonTech	$ 422.6	$ 428.2	$ 432.3	$ (5.6)	(1.3)%	$ (4.1)	(0.9)%
DAS [a]	185.3	191.7	180.4	(6.4)	(3.3)	11.3	6.3
Total	$ 607.9	$ 619.9	$ 612.7	$ (12.0)	(1.9)%	$ 7.2	1.2%

[a] Excludes Bell Atlantic sales of $182.0 million and one-time sales benefit from the CenDon restructuring of $95.8 million in 2000 and Bell Atlantic sales of $444.0 million and Cincinnati sales of $10.0 million in 1999.

Reported calendar sales were $607.9 million, $897.7 million and $1,066.7 million for 2001, 2000 and 1999, respectively. As adjusted calendar sales were $607.9 million, $619.9 million and $612.7 million for 2001, 2000 and 1999, respectively. Sales at DonTech for 2001 declined 1.3% from 2000 due to weakening economic conditions, increased uncertainty among many small and medium sized businesses following the events of September 11, 2001 and increased competition in the Chicago market. The sales campaign for the 2002 Chicago Consumer directory, DonTech's largest directory in terms of advertising sales, was in its peak selling period immediately after September 11th and was severely impacted by the uncertainty caused by the terrorist attacks. The 2002 Chicago Consumer campaign was completed in December 2001, and results were significantly below the prior year's results. This directory was published in February 2002. The decline in 2000 sales compared to 1999 was due to certain systems related issues in the billing and collection functions at Ameritech that resulted in a loss of customers who were significantly delinquent and withdrawn from directories, as well as the timing of certain sales campaigns in 2000 compared to 1999. The systems related issues were essentially corrected by the third quarter of 2001 partially through conversion to SBC's systems.

As adjusted sales for DAS in 2001 declined 3.3% from 2000 due to the weakening economy, tighter credit standards in light of the weakening economy and increased uncertainty among advertisers following September 11, 2001. The effects of the weakening economy and increased uncertainty were exacerbated in the tourist based markets of Las Vegas and Orlando. The sales campaign for the January 2002 Las Vegas directory, one of Sprint's largest directories in terms of advertising sales, was also in its peak selling period immediately after September 11th and was severely impacted by the uncertainty caused by the terrorist attacks. The January 2002 Las Vegas campaign was completed in December 2001 and the results were significantly below the prior year's results. In 2000, as adjusted DAS sales increased 6.3% over 1999 as we saw good growth in sales in the Las Vegas and Central Florida markets.

Net Revenue

Revenue is derived principally from two sources – sales commissions earned on the value of advertising sold for Sprint and fees for pre-press publishing services. Revenue from Sprint accounted for 57%, 46% and 23% of consolidated revenue for the years ended December 31, 2001, 2000 and 1999, respectively. Reported and as adjusted net revenue by segment is as follows:

	2001	2000	1999	2001 vs. 2000 $ Change	2001 vs. 2000 % Change	2000 vs. 1999 $ Change	2000 vs. 1999 % Change
Reported							
DAS	$ 76.7	$ 141.1	$ 181.9	$ (64.4)	(45.6)%	$ (40.8)	(22.4)%
GDS	–	0.2	–	(0.2)	n/m	0.2	n/m
Total	$ 76.7	$ 141.3	$ 181.9	$ (64.6)	(45.7)%	$ (40.6)	(22.3)%
As adjusted							
DAS [a]	$ 76.7	$ 77.3	$ 74.9	$ (0.6)	(0.8)%	$ 2.4	3.2%
GDS [b]	–	–	–	–	–	–	–
Total	$ 76.7	$ 77.3	$ 74.9	$ (0.6)	(0.8)%	$ 2.4	3.2%

[a] Excludes Bell Atlantic revenue of $42.8 million and one-time revenue benefit of $21.0 million from the CenDon restructuring in 2000 and revenue from Bell Atlantic and Cincinnati of $97.4 million and $9.6 million, respectively, in 1999. There was no revenue recorded for Cincinnati in 2000 as this directory was sold prior to its scheduled publication date.

[b] Excludes revenue for GDS in 2000.

Reported revenue was $76.7 million, $141.3 million and $181.9 million for 2001, 2000 and 1999, respectively. As adjusted revenue was $76.7 million, $77.3 million and $74.9 million for 2001, 2000 and 1999, respectively. Revenue for 2001 was slightly lower than as adjusted revenue for 2000. Lower DAS calendar sales resulted in a decrease of $3.4 million and revenue from our cable television yellow pages product was $1.0 million lower as we discontinued offering this product at the beginning of 2001. These decreases were partially offset by lower claims and allowances of $3.1 million, primarily due to the reversal in 2001 of $1.4 million of sales claims and allowances that were recognized in 2000, but based on actual results, were no longer needed, and higher revenue from our pre-press publishing operations of $0.7 million, primarily due to a full year of services performed for the new owner and publisher of the Cincinnati directory, which we sold in April 2000. As adjusted revenue for 2000 was $2.4 million higher than as adjusted revenue for 1999 primarily due to the increase in Sprint calendar sales. Pre-press publishing revenue increased $0.9 million in 2000 compared to 1999, but was offset by a decrease in revenue from our cable television yellow pages product of $0.7 million.

Expenses

Reported and as adjusted expenses were as follows:

				2001 vs. 2000		2000 vs. 1999	
	2001	2000	1999	$ Change	% Change	$ Change	% Change
Reported							
Operating expenses	$ 44.8	$ 96.7	$ 138.4	$ (51.9)	(53.7)%	$ (41.7)	(30.1)%
G&A expenses	16.6	25.2	29.2	(8.6)	(34.1)	(4.0)	(13.7)
Restructuring and special charge	18.6	–	–	18.6	n/m	–	–
Investment impairment charge	11.4	–	–	11.4	n/m	–	–
D&A expense	10.8	15.4	18.3	(4.6)	(29.9)	(2.9)	(15.8)
Provision for bad debts	3.0	4.3	5.3	(1.3)	(30.2)	(1.0)	(18.9)
Total	$ 105.2	$ 141.6	$ 191.2	$ (36.4)	(25.7)%	$ (49.6)	(25.9)%
As adjusted							
Operating expenses [a]	$ 44.8	$ 47.2	$ 53.0	$ (2.4)	(5.1)%	$ (5.8)	(10.9)%
G&A expenses [b]	16.6	22.5	22.5	(5.9)	(26.2)	–	–
Restructuring and special charge	18.6	–	–	18.6	n/m	–	–
Investment impairment charge	11.4	–	–	11.4	n/m	–	–
D&A expense [c]	10.8	12.7	12.8	(1.9)	(15.0)	(0.1)	(0.8)
Provision for bad debts [d]	3.0	3.1	3.3	(0.1)	(3.2)	(0.2)	(6.1)
Total	$ 105.2	$ 85.5	$ 91.6	$ 19.7	23.0%	$ (6.1)	(6.7)%

[a] Excludes operating expenses for Bell Atlantic of $30.4 million, Cincinnati of $0.7 million, GDS of $9.0 million and one-time expenses in connection with the CenDon restructuring of $9.4 million in 2000 and operating expenses for Bell Atlantic of $75.4 million and Cincinnati of $10.0 million in 1999.

[b] Excludes general and administrative expenses for Bell Atlantic of $2.4 million and Cincinnati of $0.3 million in 2000 and general and administrative expenses for Bell Atlantic of $4.0 million, Cincinnati of $1.4 million and GDS start-up expenses of $1.3 million in 1999.

[c] Excludes depreciation and amortization expense of $2.6 million for Bell Atlantic and $0.1 million for Cincinnati in 2000 and depreciation and amortization expense of $5.3 million for Bell Atlantic and $0.2 million for Cincinnati in 1999.

[d] Excludes one-time provision in connection with the CenDon restructuring of $1.2 million in 2000 and provision for Cincinnati of $1.9 million and Bell Atlantic of $0.1 million in 1999.

Reported operating expenses were $44.8 million, $96.7 million and $138.4 million for 2001, 2000 and 1999, respectively. As adjusted operating expenses were $44.8 million, $47.2 million and $53.0 million for 2001, 2000 and 1999, respectively. The decrease in 2001 operating expenses compared to 2000 is due to lower sales compensation related costs proportionate to the decrease in sales, the full year effect of cost savings initiatives implemented during 2000 and the absence of sales and production costs associated with our cable television yellow pages product. The decrease in 2000 operating expenses compared to 1999 was primarily due to reduced costs in our pre-press publishing operations and information technology function due to improvements in operational efficiency and lower salaries and benefit costs as a result of headcount reductions.

Reported general and administrative expenses were $16.6 million, $25.2 million and $29.2 million for 2001, 2000 and 1999, respectively. As adjusted general and administrative expenses were $16.6 million, $22.5 million and $22.5 million for 2001, 2000 and 1999, respectively. The decrease in costs in 2001 compared to 2000 was primarily due to a full year effect of the cost savings initiatives implemented during 2000. Due to the reduction in headcount, we realized savings from lower salary and benefit costs, lower rental costs due to the consolidation of staff and the elimination of corporate planning and international development efforts. General and administrative costs in 2000 were consistent with 1999 as cost cutting actions and the strategic initiatives

implemented in 2000 were offset by investment banking costs and legal fees incurred in connection with the process to explore the possible sale of the Company.

See "Factors Affecting Comparability - Restructuring and Special Charge and ChinaBig Investment and Impairment Charge" for a discussion of the charges reflected in the above table.

Reported depreciation and amortization expense was $10.8 million, $15.4 million and $18.3 million in 2001, 2000 and 1999, respectively. As adjusted depreciation and amortization expense was $10.8 million, $12.7 million and $12.8 million in 2001, 2000 and 1999, respectively. The decrease in 2001 depreciation expense compared to 2000 was due to software development costs in our Raleigh pre-press publishing operation being fully amortized during 2000, the write-off of assets in 2000 and lower capital spending during 2001.

Reported provision for bad debts was $3.0 million, $4.3 million and $5.3 million in 2001, 2000 and 1999, respectively. On an as adjusted basis, provision for bad debts was relatively consistent at $3.0 million, $3.1 million and $3.3 million in 2001, 2000 and 1999, respectively.

Partnership and Joint Venture Income

Partnership and joint venture income ("partnership income") was $140.0 million, $147.7 million and $139.2 million for 2001, 2000 and 1999, respectively. Partnership income from DonTech was $122.4 million in 2001, $124.0 million in 2000 and $123.5 million in 1999. DonTech partnership income has been relatively flat over the last three years. The weakening economy, uncertainty among advertisers and increased competition that adversely impacted calendar sales also negatively affected partnership income for 2001. Also, partnership income for 2000 was adversely affected by certain systems related issues in the billing and collections function at Ameritech. Partnership income from CenDon was $17.6 million in 2001, $24.8 million in 2000 and $16.9 million in 1999. Partnership income from CenDon for 2000 includes a one-time benefit of $5.4 million from the restructuring of the CenDon relationship. The decrease in 2001 CenDon income compared to 2000 is primarily due to the one-time benefit in 2000 and the lower sales in the CenDon markets in 2001. The increase in CenDon income for 2000 compared to 1999 was due to the one-time benefit and growth in sales in the CenDon markets, especially Las Vegas. As previously mentioned, effective June 15, 2000, we became a passive investor in ChinaBig and no longer recognize our share of its losses. Partnership income includes our share of ChinaBig losses of $1.1 million in 2000 (through June 15) and $1.2 million in 1999.

Operating Income

Operating income for DonTech includes our 50% share of the net profits of DonTech and revenue participation income from SBC. Operating income for DAS includes the results of, and those costs directly incurred by, each constituent business unit, less an allocation of certain shared expenses based on estimated business usage. General & Corporate represents overhead and administrative costs that are not allocated to the DAS business units. Reported and as adjusted operating income was as follows:

				2001 vs. 2000		2000 vs. 1999	
	2001	2000	1999	$ Change	% Change	$ Change	% Change
Reported							
DonTech	$ 122.4	$ 124.0	$ 123.5	$ (1.6)	(1.3)%	$ 0.5	0.4%
DAS	32.9	48.1	24.8	(15.2)	(31.6)	23.3	94.0
General & Corporate	(13.8)	(15.8)	(17.1)	2.0	12.7	1.3	7.6
GDS	–	(8.9)	(1.3)	8.9	n/m	(7.6)	n/m
Segment Operating Income	141.5	147.4	129.9	(5.9)	(4.0)	17.5	13.5
Restructuring and special charge	(18.6)	–	–	(18.6)	n/m	–	–
Investment impairment charge	(11.4)	–	–	(11.4)	n/m	–	–
Total	$ 111.5	$ 147.4	$ 129.9	$ (35.9)	(24.4)%	$ 17.5	13.5%
As adjusted							
DonTech	$ 122.4	$ 124.0	$ 123.5	$ (1.6)	(1.3)%	$ 0.5	0.4%
DAS [a]	32.9	26.0	16.0	6.9	26.5	10.0	62.5
General & Corporate	(13.8)	(15.8)	(17.1)	2.0	12.7	1.3	7.6
GDS [b]	–	–	–	–	–	–	–
Segment Operating Income	141.5	134.2	122.4	7.3	5.4	11.8	9.6
Restructuring and special charge	(18.6)	–	–	(18.6)	n/m	–	–
Investment impairment charge	(11.4)	–	–	(11.4)	n/m	–	–
Total	$ 111.5	$ 134.2	$ 122.4	$ (22.7)	(16.9)%	$ 11.8	9.6%

[a] Excludes one-time operating income benefit of $15.8 million from the CenDon restructuring, operating income for Bell Atlantic of $7.3 million and operating loss for Cincinnati of $1.0 million in 2000 and operating income for Bell Atlantic of $12.7 million and operating loss for Cincinnati of $3.9 million in 1999.

[b] Excludes the operating loss for GDS in 2000 and 1999.

Reported operating income was $111.5 million, $147.4 million and $129.9 million in 2001, 2000 and 1999, respectively. As adjusted operating income was $111.5 million, $134.2 million and $122.4 million in 2001, 2000 and 1999, respectively. See "Partnership and Joint Venture Income" above for an explanation of the changes in DonTech operating income. The increase in as adjusted DAS operating income in 2001 compared to 2000 was due to lower information technology and publishing costs and higher income from Sprint. The lower information technology and publishing costs were due to the full-year benefit of cost cutting initiatives and strategic actions taken in 2000. Despite lower sales in Sprint, operating income benefited from cost management and controls and the reversal of prior period sales claims and allowances. As adjusted DAS operating income increased in 2000 compared to 1999 primarily due to strong growth in Sprint and lower costs in our pre-press publishing operations. General and Corporate costs have decreased over the last two years due to cost cutting initiatives and headcount reductions that resulted in lower salary and benefit costs, lower rental costs, the elimination of corporate planning and international development efforts and lower depreciation expense.

Interest and Taxes

Interest expense was $26.7 million, $34.8 million and $37.2 million for 2001, 2000 and 1999, respectively. The decrease in interest expense over the last two years was driven by lower debt as we prepaid $65 million of debt in 2001 and $90 million of debt in 2000. We also made scheduled principal repayments of $3 million in 2000. Interest income was $1.8 million, $3.9 million and $0.4 million in 2001, 2000 and 1999, respectively. Interest income for 2001 decreased compared to 2000 as cash was used to prepay debt and repurchase shares, while interest income in 2000 was higher compared to 1999 due to interest earned on the proceeds from the Bell Atlantic and Cincinnati transactions.

Our effective tax rate for 2001 increased to 41.9% compared to 38.2% in 2000 due to the effect of the ChinaBig investment impairment charge. For tax purposes, the $11.4 million impairment charge is not deductible against current year income. The charge gave rise to a deferred tax asset of $4.3 million that can only be realized by offsetting future capital gains. Given our current business portfolio and a projection of future results, management believes that the Company will not generate future capital gains to realize this asset. Accordingly, a valuation allowance for the full value of the asset was established. Management believes that the ChinaBig impairment charge will not have any effect on the Company's 2002 effective tax rate and that the effective tax rate for 2002 should approximate the 2000 effective tax rate. Our effective tax rate was 40.8% in 1999, as our share of the losses in ChinaBig could not be offset against our domestic source income when recognized.

Extraordinary Loss

In connection with the prepayment of debt in 2001 and 2000, we recognized an extraordinary loss of $0.4 million (after taxes of $0.3 million) and $0.7 million (after taxes of $0.4 million), respectively, from the write-off of related deferred financing costs. The extraordinary loss had the effect of reducing diluted earnings per share by $0.01 in 2001 and $0.02 in 2000.

Net Income and Earnings Per Share

Net income was $49.8 million, $124.8 million and $55.2 million in 2001, 2000 and 1999, respectively, and diluted earnings per share was $1.61, $3.83 and $1.61 in 2001, 2000 and 1999, respectively. Net income and earnings per share for 2001 includes the restructuring and special charge and the investment impairment charge and net income and earnings per share for 2000 includes the one-time operating income benefit from the CenDon restructuring and the net gain on the disposition of the Bell Atlantic, Cincinnati and GDS businesses.

Liquidity and Capital Resources

Our primary source of liquidity is our cash flows from operations. Additionally, we have available $100 million under our $100 million Senior Revolving Credit Facility (the "Revolver"). We believe that cash flows generated from operations and the available borrowing capacity under the Revolver will be sufficient to fund our operations and meet our obligations to our employees, vendors and creditors for at least the next 12 - 24 months. Our sources of cash flow are primarily from revenue participation, priority distribution and sales commission payments received from SBC and Sprint. These payments are all directly dependent on the value of advertising sold. The amount of cash flow from these sources can be impacted by, among other factors, competition in our markets, general economic conditions and the level of demand for yellow pages advertising. Management believes that if advertising

sales were to decline by 10%, cash flow from operations, together with the available borrowing capacity under the Revolver, would still be sufficient to fund our operations and meet our obligations to our employees, vendors and creditors for at least the next 12-24 months.

In addition, as the publisher of the respective directories, Sprint and SBC are responsible for and consequently control many of the critical functions and decisions that can impact our results and the results of DonTech. While it has not historically been the case, their respective policies, decisions and performance of their respective obligations in these areas, in which we have no participation or influence, could have a material adverse effect on our results of operations or financial condition. See "Forward-Looking Information."

Our material future commitments under contractual obligations include the following:

	2002	2003	2004	2005	2006-2008	Total
Debt repayment	$ 2.8	$ 10.5	$ 16.6	$ 55.1	$ 201.8	$ 286.8
Lease commitments	2.8	2.8	2.7	1.4	0.6	10.3
Executive management employment transition	13.8	0.2	–	–	–	14.0
Payment under CenDon agreement	–	–	–	7.0	–	7.0
Total	$19.4	$ 13.5	$ 19.3	$ 63.5	$ 202.4	$ 318.1

The $7.0 million payment represents an amount due to CenDon for our share of an obligation that CenDon owes to applicable telephone companies under the prior CenDon Partnership. This payment is due in 2005 and has been fully provided for in the financial statements.

At December 31, 2001, outstanding debt was $286.8 million, which consisted of $150 million of Senior Subordinated Notes (the "Notes") and $136.8 million of Senior Secured Term Facilities ("Term Facilities" and together with the Revolver, the "Credit Agreement"). The Notes pay interest semi-annually at an annual rate of 9.125%, and are due in June 2008. The Credit Agreement provides for a floating interest rate based on a spread over the London interbank offered rate (LIBOR) or the greater of either the Prime rate or the Fed Funds rate plus 50 basis points, at the election of the Company. Our obligations under the Credit Agreement are secured by security interests granted to the lenders in substantially all of our assets, including capital stock in our existing and newly formed subsidiaries. The Credit Agreement and the Indenture governing the Notes each contain various financial and other restrictive covenants, including restrictions on asset dispositions and similar transactions, indebtedness, capital expenditures, dividends and commitments.

Cash flow from operations in 2001 was $86.9 million, higher than the $82.8 million in 2000. Payments of accounts payable and accrued liabilities decreased $53.7 million as 2000 included significant payments for severance and taxes related to the Bell Atlantic and Cincinnati transactions and cash receipts from the DonTech Partnership and CenDon joint venture in excess of income increased $9.6 million, primarily due to the timing of cash receipts relative to the recognition of income. Income from DonTech and CenDon is recognized when a sales contract is executed; however, cash is not received until the publisher bills the advertiser. Therefore, timing differences exist as to when income is recognized and cash is collected. Partially offsetting these increases were lower collections of accounts receivable of $41.0 million in 2001 as accounts receivable collections in 2000 included the collection of all outstanding Bell Atlantic receivables at the time of the buyout of the Agency Agreements. Cash flows from operations in 2000 increased $20.2 million from the 1999 amount of $62.6 million. The increase was driven by higher net income (excluding the after-tax net gain from disposition of businesses) and collections of accounts receivable, mainly due to the buyout of the Agency Agreements and collection of all outstanding Bell Atlantic receivables. Partially offsetting this increase was higher payments of accrued liabilities, mainly due to severance and taxes related to the Bell Atlantic and Cincinnati transactions.

Cash used in investing activities was $6.1 million in 2001 compared to cash provided by investing activities in 2000 of $109.4 million, which included $122.0 million from the buyout of the Bell Atlantic Agency Agreements and sale of our Cincinnati operations. Capital expenditures decreased in 2001 compared to 2000 and 1999 due to lower capital requirements as a result of the reduction in headcount and disposition of businesses. Investments made in ChinaBig during 2001, 2000 and 1999 were made in accordance with the joint venture agreement and our final required investment of $1.6 million was made during 2001. We currently have no material commitments for investment spending.

Cash used in financing activities of $121.5 million, $139.1 million and $47.1 million in 2001, 2000 and 1999, respectively, consists of debt repayment, repurchases of our common stock and proceeds received from the exercise of employee stock options. The significant increase in 2000 compared to 1999 was due to the use of the proceeds from the Bell Atlantic and Cincinnati transactions, as well as cash flow from operations, to repay $93.0 million of debt and repurchase $53.6 million of our common stock under both our systematic share repurchase plan and our open market share repurchase plan (collectively, "Share Repurchase Plans").

Any repurchase of shares of our common stock under the Share Repurchase Plans in 2002 would be funded primarily from operating cash flows. At February 28, 2002, we had available authorization to repurchase up to $23.1 million of stock under our

$100 million open market share repurchase plan, and to repurchase up to 1.9 million shares under the systematic share repurchase plan to offset the dilutive impact on earnings from the exercise of employee stock options. The amount that we can repurchase under the Share Repurchase Plans is further limited by restrictions imposed under the Credit Agreement and Indenture. These restrictions are based on 50% of cumulative net income less cumulative repurchases and other restricted payments. The maximum amount that we could repurchase under the Credit Agreement and Indenture is recalculated each quarter upon the filing of our quarterly Form 10-Qs and annual Form 10-K. Upon the filing of our Form 10-K in late March 2002, we will have the ability to repurchase up to $8.0 million of shares.

Quantitative and Qualitative Disclosure about Market Risk

Risk Management

We are exposed to interest rate risk through our Credit Agreement, under which we borrow at prevailing short-term rates. We have outstanding interest rate swap agreements with a notional principal amount of $125 million, whereby the Company makes fixed rate payments of 5.9% and receives floating rate payments based on 3-month LIBOR rates. For 2001, the weighted average rate received was 3.0%. These swap agreements effectively change the interest rate on $125 million of floating rate borrowings to fixed rates. As a result of the significant prepayment of debt in 2001 and 2000, 96% of our total debt at December 31, 2001 was effectively fixed rate debt. Therefore, our interest rate risk is minimal. We are exposed to credit risk in the event of nonperformance by the counterparty to these agreements. The notional amount of the swap agreements is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The loss would be limited to the amount that would have been received, if any, over the remaining life of the agreements. The counterparty to these agreements is a major financial institution and we do not currently anticipate nonperformance by this counterparty. These interest rate swaps are entered into for hedging purposes only and we do not use interest rate swaps or other derivative financial instruments for trading or speculative purposes.

In June 2002, an interest rate swap agreement with a notional value of $50 million will expire. Due to the reduced level of indebtedness, we do not anticipate replacing the expiring interest rate swap at this time. The final interest rate swap agreement, with a notional amount of $75 million, will expire in June 2003. Management has not determined at this time whether this swap will be replaced. A discussion of our accounting policies and further disclosure relating to these financial instruments is included in Note 1 to the Consolidated Financial Statements.

Market Risk Sensitive Instruments

The provisions of FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138 ("FAS 133"), became effective on January 1, 2001. FAS 133 requires that the fair value of derivative instruments be recognized on the balance sheet. The interest rate swaps have been designated as cash flow hedges, and in accordance with FAS 133, the fair value of the swaps is recognized in other comprehensive income, a component of shareholders' equity. The fair value of the swaps was based on quoted market prices.

At December 31, 2001, the unrealized fair value, which is the difference between what we would have to pay to terminate the swaps, and the book value of the swaps, was a loss of $4.0 million ($2.3 million, after tax). This loss was recognized in the consolidated balance sheet for 2001 as other non-current liabilities and accumulated other comprehensive loss, a component of shareholders' deficit. This loss is not expected to be recognized into earnings as the Company intends to hold the swaps until their respective maturities. Assuming an instantaneous parallel upward shift in the yield curve of 10% from the year-end level of 2.6%, the unrealized fair value loss would be $3.0 million ($1.7 million, after tax). Assuming an instantaneous parallel downward shift in the yield curve of 10% from the December 31, 2001 level, the unrealized fair value loss would be $5.1 million ($3.0 million, after tax).

▸ Report of Independent Accountants

To the Board of Directors and
Shareholders of R.H. Donnelley Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' deficit and cash flows present fairly, in all material respects, the financial position of R.H. Donnelley Corporation (the "Company") and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New York, New York
February 8, 2002

▸ Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include certain amounts based on management's estimates and assumptions. Financial information presented in this Annual Report is consistent with that in the consolidated financial statements, except where otherwise specified.

Management believes that the Company's internal control systems provide reasonable assurance that the financial statements reflect the authorized transactions of the Company and that assets are safeguarded against loss from unauthorized use or disposition. The concept of reasonable assurance recognizes that limitations exist in any internal control system as the cost of a control procedure should not exceed the benefits derived. Management believes its internal control systems, augmented by written policies and an organizational structure providing division of responsibilities appropriately balances this cost/benefit relationship.

The Company's consolidated financial statements have been audited and reported on by PricewaterhouseCoopers LLP, in accordance with auditing standards generally accepted in the United States. These standards include an assessment of the internal control systems and tests of transactions to the extent considered necessary by them to support their opinion.

The Board of Directors of the Company has an Audit and Finance Committee that consists of three independent non-management Directors. The Audit and Finance Committee is responsible for, among other things, reviewing and monitoring the Company's financial reporting and accounting policies, and meets periodically with PricewaterhouseCoopers LLP, both privately and with management present.

Frank R. Noonan

Frank R. Noonan
Chairman and Chief Executive Officer

Philip C. Danford

Philip C. Danford
Senior Vice President and Chief Financial Officer

William C. Drexler
Vice President and Controller

Consolidated Statements of Operations

(in thousands, except per share data)	Years Ended December 31, 2001	2000	1999
Net revenue	$ 76,739	$ 141,287	$ 181,905
Expenses			
Operating expenses	44,855	96,723	138,354
General and administrative expenses	16,643	25,143	29,185
Restructuring and special charge	18,556	–	–
Investment impairment charge	11,432	–	–
Depreciation and amortization	10,767	15,433	18,319
Provision for bad debts	2,978	4,306	5,322
Total expenses	105,231	141,605	191,180
Partnership and joint venture income	139,964	147,693	139,181
Operating income	111,472	147,375	129,906
Interest income	1,763	3,912	443
Interest expense	(26,707)	(34,764)	(37,187)
Gain on disposition of businesses	–	86,495	–
Income before income taxes and extraordinary loss	86,528	203,018	93,162
Provision for income taxes	36,272	77,556	38,011
Income before extraordinary loss	50,256	125,462	55,151
Extraordinary loss (net of taxes of $263 in 2001 and $440 in 2000)	441	704	–
Net income	$ 49,815	$ 124,758	$ 55,151
Earnings per share before extraordinary loss			
Basic	$ 1.66	$ 3.93	$ 1.64
Diluted	$ 1.62	$ 3.85	$ 1.61
Earnings per share after extraordinary loss			
Basic	$ 1.65	$ 3.91	$ 1.64
Diluted	$ 1.61	$ 3.83	$ 1.61
Shares used in computing earnings per share			
Basic	30,207	31,947	33,676
Diluted	30,976	32,594	34,159
Comprehensive Income			
Net income	$ 49,815	$ 124,758	$ 55,151
Unrealized loss on interest rate swaps, net of tax benefit of $1,708	(2,330)	–	–
Comprehensive income	$ 47,485	$ 124,758	$ 55,151

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except share and per share data)	December 31, 2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$ 14,721	$ 55,437
Accounts receivable		
Trade	29,240	31,783
Other	4,121	5,863
Allowance for doubtful accounts	(6,339)	(7,355)
Total accounts receivable	27,022	30,291
Other current assets	2,275	4,821
Total current assets	44,018	90,549
Fixed assets and computer software – net	14,514	21,633
Partnership and joint venture investments	208,989	213,834
Prepaid pension	20,956	19,457
Other non-current assets	7,504	19,811
Total Assets	$ 295,981	$ 365,284
Liabilities and Shareholders' Deficit		
Current Liabilities		
Accounts payable and accrued liabilities	$ 20,218	$ 36,148
Restructuring and other related liabilities	16,357	–
Accrued interest payable	5,163	6,490
Current portion of long-term debt	2,846	4,224
Total current liabilities	44,584	46,862
Long-term debt	283,904	347,526
Long-term restructuring liability	4,934	–
Deferred income taxes – net	52,632	60,913
Postretirement and postemployment benefits	7,431	8,598
Other non-current liabilities	13,809	9,895
Commitments and contingencies		
Shareholders' Deficit		
Preferred stock, par value $1 per share, authorized – 10,000,000 shares; outstanding – none	–	–
Common stock, par value $1 per share, authorized – 400,000,000 shares; issued – 51,621,894 shares for 2001 and 2000, respectively	51,622	51,622
Additional paid-in capital	32,043	18,615
Unamortized restricted stock	(336)	(232)
Retained deficit	(28,870)	(78,685)
Treasury stock, at cost, 22,231,910 shares for 2001 and 20,682,293 shares for 2000	(163,442)	(99,830)
Accumulated other comprehensive loss	(2,330)	–
Total shareholders' deficit	(111,313)	(108,510)
Total Liabilities and Shareholders' Deficit	$ 295,981	$ 365,284

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	2001	2000	1999
	Years Ended December 31,		
Cash Flows from Operating Activities			
Net income	$ 49,815	$ 124,758	$ 55,151
Reconciliation of net income to net cash provided by operating activities:			
Restructuring and special charge, net of tax	10,781	–	–
Investment impairment charge	11,432		
Gain on disposition of businesses, net of tax	–	(53,454)	–
Extraordinary loss, net of tax	441	704	–
Depreciation and amortization	10,767	15,433	18,319
Deferred income tax	(8,281)	(2,111)	12,115
Provision for bad debts	2,978	4,306	5,322
Other noncash charges	1,777	2,158	1,961
Cash in excess of partnership and joint venture income	11,893	2,252	1,402
Decrease (increase) in accounts receivable	292	41,304	(9,490)
Decrease (increase) in income tax refund receivable	–	6,000	(6,000)
Decrease (increase) in other assets	263	226	(507)
Decrease in accounts payable and accrued liabilities	(6,944)	(60,657)	(15,406)
Increase (decrease) in other non-current liabilities	1,640	1,847	(268)
Net cash provided by operating activities	86,854	82,766	62,599
Cash Flows from Investing Activities			
Additions to fixed assets and computer software	(4,550)	(7,717)	(7,435)
Investment in ChinaBig.com Limited	(1,550)	(4,938)	(8,000)
Proceeds from disposition of businesses	–	122,009	–
Net cash (used in) provided by investing activities	(6,100)	109,354	(15,435)
Cash Flows from Financing Activities			
Repayment of debt	(65,000)	(93,000)	(23,875)
Purchase of treasury stock	(63,981)	(53,627)	(27,957)
Proceeds from employee stock option exercises	7,511	7,554	4,756
Net cash used in financing activities	(121,470)	(139,073)	(47,076)
(Decrease) increase in cash and cash equivalents	(40,716)	53,047	88
Cash and cash equivalents, beginning of year	55,437	2,390	2,302
Cash and cash equivalents, end of year	$ 14,721	$ 55,437	$ 2,390
Supplemental Information			
Cash interest paid	$ 24,552	$ 36,750	$ 38,218
Income taxes paid	$ 39,608	$ 82,698	$ 37,450

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Deficit

(in thousands)	Common Stock and Additional Paid-in Capital	Unamortized Restricted Stock	Retained Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Deficit
Balance, December 31, 1998	$ 51,896		$ (258,594)	$ (18,072)		$ (224,770)
Net income			55,151			55,151
Employee stock option exercises, including tax benefit	4,662			471		5,133
Stock issued:						
Restricted stock	236	$ (236)				–
Non-employee stock options	66					66
Restricted stock amortization		84				84
Stock acquired for treasury				(28,475)		(28,475)
Balance, December 31, 1999	56,860	(152)	(203,443)	(46,076)		(192,811)
Net income			124,758			124,758
Employee stock option exercises, including tax benefit	11,096			636		11,732
Stock issued:						
Restricted stock	204	(204)				–
Employee bonus plans	1,901			120		2,021
Non-employee stock options	176					176
Restricted stock amortization		124				124
Stock acquired for treasury				(54,510)		(54,510)
Balance, December 31, 2000	70,237	(232)	(78,685)	(99,830)		(108,510)
Net income			49,815			49,815
Employee stock option exercises, including tax benefit	11,101			585		11,686
Stock issued:						
Restricted stock	292	(297)		5		–
Employee bonus plans	1,408			90		1,498
Non-employee stock options	627					627
Restricted stock amortization		193				193
Stock acquired for treasury				(64,292)		(64,292)
Unrealized loss on interest rate swaps, including tax benefit					$ (2,330)	(2,330)
Balance, December 31, 2001	$ 83,665	$ (336)	$ (28,870)	$ (163,442)	$ (2,330)	$ (111,313)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data, unless otherwise noted)

1. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries. All intercompany transactions and balances have been eliminated. The DonTech Partnership ("DonTech") is not consolidated with the Company's financial statements. DonTech is accounted for under the equity method whereby the Company recognizes its 50% share of the net profits of DonTech in the consolidated statements of operations as partnership and joint venture income.

Revenue Recognition. We earn revenue in the form of commissions from the sale of advertising and fees for our pre-press publishing services. As a sales agent, sales commission revenue is recognized at the time an advertising contract is executed with a customer. This includes sales commission revenue realized from affiliates of Sprint Corporation ("Sprint"), including CenDon LLC ("CenDon," for directories that published after June 30, 2000), and affiliates of Bell Atlantic Corporation (now known as Verizon Communications, "Bell Atlantic," through June 30, 2000). When the Company was the publisher, or part of a publishing partnership, revenue was recognized when a directory was published. This included revenue realized from publication of directories by the CenDon Partnership before June 30, 2000 and from the publication of the Company's Cincinnati proprietary directory in 1999. There was no revenue recognized in 2000 from the Cincinnati proprietary operation as the business was sold prior to the scheduled directory publication date. Sales commission revenue is recorded net of potential claims and allowances, estimated based on historical experience. Revenue from the Company's pre-press publishing operations is recognized as services are performed.

Partnership and Joint Venture Income. Partnership and joint venture income includes the Company's 50% share of the net profits of DonTech, revenue participation income from SBC Communications Inc. ("SBC") and the priority distribution on the Company's membership interest in CenDon ("priority distribution"). Revenue participation income and the priority distribution are earned and recognized when a sales contract is executed with a customer. Prior to the restructuring of the CenDon relationship, which was effective July 1, 2000, the Company accounted for the CenDon Partnership under the equity method, recognizing its 50% share of the net profits of CenDon in partnership and joint venture income. The Company also accounted for its investment in ChinaBig.com Limited ("ChinaBig") under the equity method through June 15, 2000, at which time, the Company became a passive investor and began accounting for this investment under the cost method. See also Note 5 - Partnership and Joint Venture Investments.

Cash and Cash Equivalents. Cash equivalents include highly liquid investments with a maturity of less than three months at their time of acquisition.

Trade Receivables. Trade receivables represent sales commissions earned from the sale of advertising and fees for pre-press publishing services. The Company establishes an allowance for doubtful accounts based on the expected collectibility of receivables from advertisers based upon historical experience and contractual provisions. Receivables for sales commissions are billed to the publisher upon directory publication and collected in accordance with contractual provisions, typically in the same month of publication. Receivables for pre-press publishing services are billed and collected in accordance with the terms of the applicable agreement.

Fixed Assets and Computer Software. Fixed assets are recorded at cost. Depreciation is provided over the estimated useful lives of depreciable assets using the straight-line method. Estimated useful lives are five years for machinery and equipment, ten years for furniture and fixtures and three to five years for computer equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Certain direct costs incurred for computer software to meet the needs of the Company and its customers are capitalized in accordance with SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and amortized on a straight-line basis over five years. Fixed assets and computer software at December 31, 2001 and 2000, consisted of the following:

	2001	2000
Computer software	$ 62,428	$ 59,478
Computer equipment	39,150	41,442
Machinery and equipment	3,863	3,879
Furniture and fixtures	4,953	4,945
Leasehold improvements	3,824	3,746
Total cost	114,218	113,490
Less accumulated depreciation and amortization	(99,704)	(91,857)
Net fixed assets and computer software	$ 14,514	$ 21,633

Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Depreciation of fixed assets	$ 3,803	$ 5,532	$ 7,104
Amortization of computer software	6,964	9,901	11,215
Total depreciation and amortization	$ 10,767	$ 15,433	$ 18,319

Partnership and Joint Venture Investments. The Company includes the carrying value of the DonTech investment, the revenue participation receivable from SBC and the priority distribution receivable from Sprint as partnership and joint venture investments and the investment in ChinaBig as other non-current assets. The carrying value of partnership and joint venture investments is evaluated for impairment when events or changes in circumstances indicate that the carrying value of an investment may be impaired. If an impairment is deemed to have occurred, and such impairment is determined to be permanent, the carrying value of the investment is written-down to its estimated fair value. Such estimate of fair value would be determined based on independent third party valuations or by discounting estimated future cash flows. Based on an independent third party valuation, an impairment charge of $11,432 was recorded in 2001 related to the ChinaBig investment. See also Note 3 - Investment Impairment Charge.

Concentration of Credit Risk. The Company maintains significant receivable balances with SBC and Sprint for revenue participation, priority distribution and sales commissions. The ultimate remittance of these receivables is subject to adjustment, up to specified maximums under contractual provisions, based on collections by these companies from the individual advertisers. The Company does not currently foresee a material credit risk associated with these receivables, although there can be no assurance that full payment will be received in a timely manner.

Derivative Financial Instruments. The Company's derivative financial instruments are limited to interest rate swap agreements used to manage exposure to fluctuations in interest rates on variable rate debt. At December 31, 2001 and 2000, the Company had outstanding interest rate swaps with a notional value of $125,000 and $175,000, respectively. The Company makes fixed-rate payments of 5.9% and receives variable-rate payments based on 3-month LIBOR rates. The weighted average rate received for 2001 and 2000 was 3.0% and 6.4%, respectively. These periodic payments and receipts are recorded as part of interest expense. The related amount payable to, and receivable from, the counterparty at the end of a period is included in accrued interest payable and other current assets. If the Company terminates a swap agreement, the gain or loss is amortized over the shorter of the remaining original life of the debt or the swap. The Company is subject to credit risk in the event of nonperformance by the counterparty to these agreements; however, the loss is limited to the amount that would have been received, if any, over the remaining life of the agreements. The counterparty to these agreements is a major financial institution and the Company does not currently anticipate nonperformance by this counterparty. The Company does not use derivative financial instruments for trading or speculative purposes. A swap with a notional principal value of $50,000 is set to expire in June 2002 and a swap with a notional principal value of $75,000 is set to expire in June 2003.

The provisions of FAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138 ("FAS 133"), became effective for the Company on January 1, 2001. FAS 133 requires that the fair value of derivative instruments be recognized on the balance sheet. The interest rate swaps have been designated as cash flow hedges, and in accordance with FAS 133, the difference between the fair value, or what the Company would have to pay to terminate the swaps, and the book value of the swaps ("unrealized fair value"), is recorded in other comprehensive income. At December 31, 2001, the unrealized fair value loss, net of related taxes, was $2,330 and is recognized as other non-current liabilities on the balance sheet with a corresponding charge to accumulated other comprehensive loss, a component of shareholders' deficit. This loss is not expected to be reclassified into earnings as the Company intends to hold the swaps until their respective maturities.

Earnings Per Share. Basic earnings per share is calculated by dividing net income by the weighted average common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average common shares outstanding plus potentially dilutive common shares, primarily stock options, calculated using the treasury stock method. The table below provides a reconciliation of basic weighted average shares outstanding to diluted weighted average shares outstanding.

(in thousands)	2001	2000	1999
Weighted average shares outstanding - basic	30,207	31,947	33,676
Potentially dilutive shares	769	647	483
Weighted average shares outstanding - diluted	30,976	32,594	34,159

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and assumptions. Estimates and assumptions are used in the determination of sales allowances, allowances for bad debts, depreciation and amortization, employee benefit plans, restructuring reserve and investment impairment, among others.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year's presentation. These reclassifications had no impact on previously reported results of operations or shareholders' deficit.

New Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board ("FASB") issued FAS 141, "Business Combinations," which eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method.

In July 2001, the FASB also issued FAS 142, "Goodwill and Intangible Assets," which eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with definite life and addresses the impairment testing and recognition for goodwill and intangible assets. FAS 142 is effective for 2002 and will apply to existing goodwill and intangible assets as well as to transactions completed after the Statement's effective date. The Company has no recorded goodwill or intangible assets at December 31, 2001; therefore this Statement will not have an impact on the Company's operating results or financial condition.

In June 2001, the FASB issued FAS 143, "Accounting for Asset Retirement Obligations." FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period incurred if a reasonable estimate of fair value can be made. The Statement is effective for 2003. The Company has not incurred or identified an asset retirement obligation liability at this time; therefore this Statement currently would not have an impact on the Company's results of operations or financial condition.

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. FAS 144 is effective for 2002 and is not expected to have a material impact on the Company's results of operations or financial condition at the time of adoption.

2. Restructuring and Special Charge

The operating results for 2001 include a restructuring and special charge of $18,556 in connection with the executive management employment transition arrangements and the expiration of a pre-press publishing contract, which will result in the elimination of approximately 100 positions during 2002. This charge includes $9,937 for the executive management employment transition arrangements, including severance, accrued benefits under executive pension plans and other related costs, $3,252 for other employee severance and related costs, $4,380 for idle leased space in the Raleigh publishing facility and planned relocation of the Company's corporate headquarters due to excess capacity and $987 for professional fees and the write-off of assets no longer considered useable. In addition, short-term restructuring and other related liabilities on the consolidated balance sheet includes $2,735 of previously accrued liabilities that will be paid in connection with the executive management transition arrangements.

3. Investment Impairment Charge

The Company currently has an 18% interest in ChinaBig, which publishes yellow pages directories and offers Internet directory services in the People's Republic of China. In November 2001, management received an independent third party valuation of ChinaBig's current business plan, capital needs and outlook for profitability and cash flow. The valuation was conducted in connection with a proposed equity financing. The results of the valuation provided a range of possible estimated fair values for ChinaBig, all of which implied that the value of the Company's 18% interest was substantially lower than the carrying value of $13,432. Accordingly, management determined that the carrying value of this investment had been permanently impaired and recorded an impairment charge of $11,432 to write this investment down to $2,000, which management believes is its best estimate of the current fair value of the investment. The valuation was determined based on the present value of expected cash flows. Prior valuations of the ChinaBig business had assumed a more rapid development of Internet advertising in China than is currently forecast. See also Note 5 - Partnership and Joint Venture Investments.

4. Disposition of Businesses

During 2000, the Company sold its Cincinnati proprietary directory business to Yellow Book USA, Inc., terminated early its directory services agreements with Bell Atlantic, ceased operations of its Get Digital Smart ("GDS") business and implemented related cost-cutting measures, including headcount reductions, at its Raleigh facility and corporate headquarters. In connection with the above actions, the Company received cash proceeds of $122,009 and recognized a pretax gain of $86,495 ($53,454 after taxes).

5. Partnership and Joint Venture Investments

DonTech. DonTech is a 50/50 perpetual partnership with an operating unit of SBC, which acts as the exclusive sales agent for yellow pages directories published by SBC in Illinois and northwest Indiana. The Company receives 50% of the net profits of DonTech and receives revenue participation income directly from SBC, which is directly correlated with advertising sales. Income from DonTech consisted of the following:

	Years Ended December 31,		
	2001	2000	1999
50% share of DonTech net profits	$ 19,313	$ 20,671	$ 19,769
Revenue participation income	103,106	103,354	103,755
Total DonTech income	$122,419	$124,025	$123,524

The Company's investment in DonTech, including the revenue participation receivable from SBC, was $193,810 and $197,822 at December 31, 2001 and 2000, respectively.

CenDon. The Company is the exclusive sales agent in Nevada, Florida, Virginia and North Carolina for CenDon LLC, a joint venture with Centel Directory Company ("Centel"), a subsidiary of Sprint. Prior to June 30, 2000, the Company was a general partner in the CenDon Partnership, a 50/50 partnership between the Company and Centel, and also served as their exclusive sales agent. Effective for directories that published after June 30, 2000, the Company and Centel entered into a series of agreements that effectively restructured the CenDon Partnership as a limited liability company, CenDon. Under the restructured arrangement, the Company continues to receive sales commissions on all advertising sold, and in consideration for transferring control over the publishing functions to Centel, the Company now also receives a priority distribution, which is determined as a percentage of CenDon advertising sales. The priority distribution allows us to maintain the same level of profitability that we would have earned under the CenDon Partnership through the original expiration date in 2004. The Company also provided pre-press publishing services to the CenDon Partnership and continues to provide similar services to CenDon. The CenDon sales agency relationship extends through December 2010.

Under the restructured CenDon arrangement, revenue and related costs are recognized at the time of sale rather than at the time of directory publication, as had historically been the case for the CenDon Partnership. Accordingly, upon the restructuring of the CenDon arrangement in 2000, a one-time partnership and joint venture income benefit of $5,422 was recognized.

Income from CenDon and the CenDon Partnership was $17,545, $24,747 and $16,935 in 2001, 2000 and 1999, respectively. The priority distribution receivable was $15,179 and $16,012 at December 31, 2001 and 2000, respectively.

ChinaBig. The Company currently has an 18% interest in ChinaBig; however, as a result of the Company's prior active involvement in the daily operations of ChinaBig's yellow pages business, this investment had been accounted for under the equity method. During 2000, in connection with an equity investment by an unaffiliated third party and in order to facilitate the raising of additional capital and provide greater flexibility, ChinaBig and each existing investor (including the Company), restructured the existing joint venture agreement of ChinaBig to, among other things, significantly reduce the Company's involvement in the daily operations of ChinaBig. As a result of the restructured agreement, effective June 15, 2000, the Company became a passive investor. Accordingly, the Company now accounts for this investment under the cost method and no longer recognizes its share of the losses of ChinaBig. Partnership and joint venture income includes a loss from ChinaBig of $1,078 in 2000 (through June 15, 2000) and $1,278 in 1999. During 2001, an impairment charge was recorded related to this investment. See Note 3 - Investment Impairment Charge.

▶ 6. Long-term Debt and Credit Facilities

Long-term debt at December 31, 2001 and 2000, consisted of the following:

	2001	2000
Senior Subordinated 9.125% Notes	$ 150,000	$ 150,000
Senior Secured Term Facilities	136,750	201,750
Total	286,750	351,750
Less current portion	2,846	4,224
Long-term debt	$ 283,904	$ 347,526

The Senior Subordinated Notes (the "Notes") pay interest semi-annually and mature in June 2008. The Indenture governing the Notes contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur certain additional debt and liens and engage in mergers, consolidations and asset sales. The Notes are callable at the option of the Company at any time on or after June 1, 2003 at 104.6% of par. This percentage declines 1.5% after each 12-month period until June 1, 2006, when the Notes are callable at 100% of par.

The Company's committed bank facilities consist of $136,750 outstanding under the Senior Secured Term Facilities ("Term Facilities") and a $100,000 Senior Revolving Credit Facility (the "Revolver," and together with the Term Facilities, the "Credit Agreement"). These facilities bear interest at floating rates based on a spread over the London interbank offered rate (LIBOR) or the greater of either the Prime rate or the Fed Funds rate plus 50 basis points, at the election of the Company. At December 31, 2001, the Company had available borrowing capacity of $100,000 under the Revolver. The weighted average interest rate for outstanding debt under the Term Facilities at December 31, 2001 and 2000 was 7.4% and 7.2%, respectively.

The Company's obligations under the Credit Agreement are secured by security interests granted to the lenders in substantially all of the Company's assets, including capital stock of its existing and newly formed subsidiaries. The Credit Agreement contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to engage in mergers, consolidations and asset sales, incur additional indebtedness, pay dividends or create liens and require the Company to maintain certain financial ratios.

During 2001 and 2000, the Company prepaid $65,000 and $90,000, respectively, of outstanding Term Facilities. In connection with the prepayment, an extraordinary loss of $441 (net of taxes of $263) and $704 (net of taxes of $440) was recognized in 2001 and 2000, respectively, for the write-off of related deferred financing costs.

Aggregate maturities of long-term debt at December 31, 2001 were:

2002	$ 2,846
2003	10,472
2004	16,632
2005	55,060
2006	51,740
Thereafter	150,000
Total	$ 286,750

▶ 7. Commitments

The Company leases office facilities and equipment under operating leases with non-cancelable lease terms expiring at various dates through 2006. Rent and lease expense for 2001, 2000 and 1999 was $3,534, $7,065 and $9,841, respectively.

The non-cancelable minimum rental payments applicable to operating leases at December 31, 2001, were:

2002	$ 2,847
2003	2,761
2004	2,737
2005	1,424
2006	582
Total	$ 10,351

The Company's lease of its corporate headquarters extends through 2011; however, is cancelable at the option of the Company in 2006 for a minimal fee. The Company will make payments of approximately $13,800 in 2002 related to the executive management transition arrangements, which include $10,500 for settlement of all accrued benefits due under executive retirement plans and in consideration for an agreement to cease participation in these retirement plans, a special recognition payment of $1,500, executive bonus plan payments of $1,100 and other payments of $700. The Company will also pay CenDon $7,049 in 2005, representing its share of an obligation that CenDon owes to the applicable telephone companies under the prior CenDon Partnership. This payment has been fully provided for in the financial statements.

8. Litigation

Rockland Yellow Pages. In 1999, Sandy Goldberg, Dellwood Publishing, Inc. and Rockland Yellow Pages initiated a lawsuit against the Company and Bell Atlantic in the United States District Court for the Southern District of New York. The Rockland Yellow Pages is a proprietary directory that competes against a Bell Atlantic directory in the same region, for which the Company served as Bell Atlantic's advertising sales agent through June 30, 2000. The complaint alleged that the defendants disseminated false information concerning the Rockland Yellow Pages, which resulted in damages to the Rockland Yellow Pages. In May 2001, the Court dismissed substantially all of plaintiff's claims, including the antitrust claims; only a false advertising claim under the Lanham Act and a state law tort claim with respect to only one advertiser survived. In August 2001, the plaintiff withdrew its Lanham Act claim with prejudice and then the Court dismissed the state law tort claim without prejudice as to re-filing in state court. In August 2001, the same plaintiffs filed a complaint naming the same defendants in New York State Supreme Court, in Rockland County, alleging virtually the same state law tort claim and seeking unspecified damages. In October 2001, defendants' filed a motion to dismiss this complaint. While at this stage in the proceedings management is unable to predict the outcome of this matter, it presently believes that the resolution of the action will not have a material adverse effect on the Company's results of operations or financial condition.

Information Resources. In 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants the Company (as successor of The Dun & Bradstreet Corporation ("D&B")), ACNielsen Company and IMS International Inc., each former subsidiaries of D&B (the "IRI Action"). The complaint alleges, among other things, various violations of the antitrust laws and seeks damages in excess of $350,000, which IRI is seeking to have trebled under the antitrust laws. IRI also seeks punitive damages of an unspecified amount. Under the definitive agreement entered into in connection with the Company's separation from D&B in 1998 (the "Distribution Agreement"), D&B has assumed the defense and will indemnify the Company against any payments to be made by the Company in respect of the IRI Action, including any related legal fees and expenses. As required by the Distribution Agreement, Moody's Corporation, which subsequently separated from D&B, has agreed to be jointly and severally liable with D&B for the indemnity obligation to the Company. Management presently believes that D&B and Moody's have sufficient financial resources and/or borrowing capacity to satisfy all such liabilities and to reimburse the Company for all related costs and expenses. However, no assurances can be provided that all such liabilities, costs and expenses will be covered.

Tax Matters. Certain tax planning strategies entered into by D&B are currently subject to review by tax authorities. Pursuant to a series of agreements, IMS Health Incorporated ("IMS") and Nielsen Media Research, Inc. ("NMR") (both of which are former subsidiaries of D&B) are each jointly and severally liable to pay 50%, and D&B is liable for the remaining 50% of any payments for taxes and accrued interest arising from this matter and certain other potential tax liabilities after D&B pays the first $137,000 of tax liability. As a result of the form of the separation of the Company from D&B, the Company is the corporate successor of, and technically the taxpayer referred to herein as, D&B. However, pursuant to the terms of the Distribution Agreement and the Tax Allocation Agreement entered into in connection with the Company's separation from D&B, D&B assumed the defense and agreed to indemnify the Company against any payments to be made by the Company in respect of any tax liability that may be assessed and any related costs and expenses. In 2000, D&B filed an amended tax return for 1989 and 1990, which reflected $561,600 of tax and interest due and paid the IRS approximately $349,300, while IMS paid approximately $212,300. The Company understands that these payments were paid under dispute in order to stop additional interest from accruing. As required by the Distribution Agreement, Moody's Corporation has agreed to be jointly and severally liable with D&B for the indemnity obligation to the Company. IMS has filed an arbitration proceeding against NMR claiming that NMR underpaid its proper allocation of the tax liability under the agreements between NMR and IMS. In response to NMR'S position that it paid its appropriate allocation of the tax liability, IMS has joined the Company (again, as successor to D&B) as a respondent in the arbitration proceeding so that if NMR should prevail in its interpretation of the allocation computation, then IMS could apply that same interpretation of the allocation computation against the Company under its agreement with the Company. If NMR should prevail in the arbitration against IMS and in turn IMS should prevail against the Company, the Company believes that the additional liability to the Company represented by this alternative interpretation of the allocation computation would be approximately $15,000 (an approximate $60,000 gross claim offset by approximately $45,000 of tax benefit). While the Company believes that its interpretation of the allocation computation is correct, even should NMR prevail against IMS and in turn IMS prevail against the Company in this arbitration proceeding, D&B and Moody's would be obligated to indemnify the Company against any such liability. The fact that D&B and IMS have already paid the IRS a substantial amount of additional taxes with respect to the contested tax planning strategies significantly mitigates the risk to the Company. In addition, management presently believes that D&B, Moody's, IMS and NMR have sufficient financial resources and/or borrowing capacity to satisfy all such liabilities and to reimburse the Company for all related costs and expenses. However, no assurances can be provided that all such liabilities, costs and expenses will be covered.

Image One. In May 2001, Image One filed a complaint against certain Sprint Corporation affiliates and the Company in the United States District Court for the Middle District of Florida. In the complaint, Image One alleged that it created and licensed original text, graphics, images and other artwork specifically for yellow pages advertising and that the defendants engaged in copyright infringement and false designation of origin. Image One sought actual damages of approximately $95,000 and statutory damages in excess of $330,000. This matter was settled and the complaint dismissed in February 2002, and such resolution of the action will not have a material adverse effect on the Company's results of operations or financial condition.

Other than the matters described above, the Company is involved in legal proceedings, claims and litigation arising in the ordinary conduct of its business. Although there can be no assurances, management presently believes that the outcome of such legal proceedings will not have a material adverse effect on the Company's results of operations or financial condition.

9. Benefit Plans

Retirement Plans. The Company has a defined benefit pension plan covering substantially all employees. The benefits to be paid to employees are based on years of service and a percentage of total annual compensation. The percentage of compensation allocated to a retirement account ranges from 3.0% to 12.5% depending on age and years of service ("cash balance benefit"). Benefits for certain employees who were participants in the predecessor D&B defined benefit pension plan are also determined based on the participant's average compensation and years of service ("final average pay benefit") and benefits to be paid will equal the greater of the final average pay benefit or the cash balance benefit. Pension costs are determined using the projected unit credit actuarial cost method. The Company's funding policy is to contribute an amount at least equal to the minimum legal funding requirement. Due to the overfunded status of the plan, no contributions were made in 2001 or 2000. The underlying pension plan assets are invested in diversified portfolios consisting primarily of equity and debt securities.

The Company also has two unfunded non-qualified defined benefit pension plans, the Pension Benefit Equalization Plan ("PBEP") and the Supplemental Executive Benefit Plan ("SEBP"). Senior executives and certain key employees are entitled to participate in these plans which provide retirement benefits based on years of service and compensation (including compensation not permitted to be taken into account under the previously mentioned defined benefit pension plan). In connection with the executive management employment transition arrangements, the Company's CEO and CFO will cease to participate in these plans and will not earn additional retirement benefits after December 31, 2001. In settlement of all accrued benefits thereunder, an aggregate lump sum payment of $7,559, which includes special benefits of $3,452, will be made to these individuals in 2002.

The Company maintains a defined contribution savings plan for substantially all its employees and makes a contribution of 50 cents for each dollar contributed by a participating employee, up to a maximum of 6% of each participating employee's salary. Company contributions under this plan were $776, $1,287 and $1,662 for the year ended December 31, 2001, 2000 and 1999, respectively.

Other Postretirement Benefits. The Company has an unfunded postretirement benefit plan that provides certain health care and life insurance benefits to those full-time employees who reach retirement age while working for the Company.

A summary of the funded status of the benefit plans at December 31, 2001 and 2000, was as follows:

	Retirement Plans		Postretirement Plan	
	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation, beginning of period	$ 48,668	$ 48,029	$ 4,960	$ 6,660
Service cost	1,876	2,336	120	330
Interest cost	3,777	3,790	360	430
Plan participant contributions	–	–	60	40
Amendments	1,227	–	(440)	–
Actuarial loss	1,689	2,415	250	100
Benefits paid	(3,037)	(2,921)	(40)	(150)
Special benefits	3,452	–	–	–
Curtailment loss (gain)	567	(4,981)	–	(2,450)
Settlement	(7,559)	–	–	–
Benefit obligation, end of period	$ 50,660	$ 48,668	$ 5,270	$ 4,960
Change in plan assets				
Fair value of plan assets, beginning of period	$ 68,463	$ 75,015	$ –	$ –
Return on plan assets	(1,751)	(2,325)	–	–
Employer contributions	87	134	(20)	110
Plan participant contributions	–	–	60	40
Actuarial gain	–	(1,440)	–	–
Benefits paid	(3,037)	(2,921)	(40)	(150)
Fair value of plan assets, end of period	$ 63,762	$ 68,463	$ –	$ –
Funded status of plans	$ 13,102	$ 19,795	$ (5,270)	$ (4,960)
Unrecognized net loss (gain)	6,084	(3,192)	40	(210)
Unrecognized prior service costs	1,300	235	(370)	–
Net amount recognized	$ 20,486	$ 16,838	$ (5,600)	$ (5,170)

Net amounts recognized in the consolidated balance sheets at December 31, 2001 and 2000 were as follows:

	Retirement Plans		Postretirement Plan	
	2001	2000	2001	2000
Prepaid pension	$ 20,956	$ 19,457	$ –	$ –
Other non-current liabilities	(470)	(2,619)	(5,600)	(5,170)
Net amount recognized	$ 20,486	$ 16,838	$ (5,600)	$ (5,170)

The accumulated benefit obligation (ABO) and projected benefit obligation (PBO) for the unfunded PBEP and SEBP at December 31, 2001 and 2000 is shown in the table below. There is no ABO or PBO for the SEBP as the obligation under this plan was effectively settled and the plan curtailed as of December 31, 2001.

	PBEB		SEBP	
	2001	2000	2001	2000
Accumulated benefit obligation	$ 39	$ 391	$ –	$ 1,359
Projected benefit obligation	319	840	–	3,628

The net periodic benefit (income) expense of the benefit plans was as follows:

	Retirement Plans		Postretirement Plan	
	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
Service cost	$ 1,876	$ 2,336	$ 120	$ 330
Interest cost	3,777	3,790	360	430
Return on plan assets	(6,690)	(6,397)	–	–
Net amortization and deferral	210	(259)	(70)	–
Net periodic benefit (income) expense	$ (827)	$ (530)	$ 410	$ 760

In addition to the net periodic benefit (income) expense above, a charge of $4,823 was recognized in 2001 for special benefits, the settlement of a portion of the liability under the PBEP and the curtailment of the SEBP in connection with the executive management transition arrangements. These costs were included as part of the restructuring and special charge. During 2000, as a result of the disposition of businesses and the resulting reduction in headcount, the Company recognized a curtailment gain of $4,756 and $2,450 for the retirement plans and postretirement plan, respectively. These amounts were reported as a component of gain on disposition of businesses.

The following assumptions were used in determining the benefit obligation and net periodic benefit (income) expense:

	Retirement Plans		Postretirement Plan	
	2001	2000	2001	2000
Weighted average discount rate	7.25%	7.50%	7.25%	7.50%
Rate of increase in future compensation	4.41%	4.66%	–	–
Expected return on plan assets	9.75%	9.75%	–	–

For measurement purposes, a 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0% through 2011 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% point increase	1% point decrease
Benefit obligation at end of period	$ 460	$ (390)
Service and interest costs	40	(30)

10. Stock Option Plans

During 2001, the Company adopted the 2001 Stock Award and Incentive Plan to replace the 1991 Key Employees' Stock Option Plan and the 1998 Directors' Stock Option Plan (collectively, the "Stock Option Plan"). Under the Stock Option Plan, certain employees and non-employee directors are eligible to receive stock options, stock appreciation rights, limited stock appreciation rights in tandem with stock options and deferred stock. Non-employee directors receive an option to purchase 1,500 shares and an award of 1,500 deferred shares upon election to the Board, and on an annual basis, they receive an option to purchase 1,500 shares of the Company's common stock and an award of 1,500 deferred shares. Non-employee directors may also elect to receive additional options to purchase shares of the Company's common stock in lieu of their annual cash retainer fee. Options may not be granted at less than fair market value of the Company's common stock at the date of the grant and expire not more than ten years from the grant date. The vesting period for awards under the Stock Option Plan is determined by the Board at the date of the grant, but historically have typically become exercisable in equal annual installments over four years for employees and three years for non-employee directors. Deferred shares granted to non-employee directors' vest equally over a three-year period. The Company has never granted stock appreciation rights or limited stock appreciation rights. Changes in stock options under the Stock Option Plan for the last three years are shown in the table above.

	Shares	Weighted Average Exercise Price Per Share
Options outstanding, December 31, 1998	4,394,945	$ 13.55
Granted	97,525	16.49
Exercised	(456,137)	11.15
Canceled or expired	(465,904)	14.49
Options outstanding, December 31, 1999	3,570,429	13.82
Granted	685,858	16.65
Exercised	(631,727)	12.58
Canceled or expired	(725,975)	15.40
Options outstanding, December 31, 2000	2,898,585	14.35
Granted	539,084	25.23
Exercised	(585,913)	12.82
Canceled or expired	(222,402)	17.22
Options outstanding, December 31, 2001	2,629,354	$ 16.70
Available for future grants at December 31, 2001	4,048,035	

The Company also grants stock options to certain key employees of DonTech under the Stock Option Plan. Options granted to DonTech employees were 16,195 shares in 2001, 16,278 shares in 2000 and 12,725 shares in 1999. These options are considered compensatory under current accounting rules and compensation expense of $627, $176 and $66 was recognized in 2001, 2000 and 1999, respectively. The weighted average fair value of all options granted during 2001, 2000 and 1999 was $8.81, $6.15 and $6.62, respectively, based on the Black-Scholes option pricing model under certain assumptions set forth below.

The following table summarizes information about stock options outstanding and exercisable under the Stock Option Plan at December 31, 2001:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$ 9.99 - $ 15.78	1,741,858	5.9 years	$ 14.21	1,249,762	$ 13.78
$16.09 - $29.12	887,496	8.2 years	$ 21.57	100,391	$ 16.93
	2,629,354	6.7 years	$ 16.70	1,350,153	$ 14.02

At December 31, 2000, there were 2,861,333 shares outstanding at a weighted average exercise price per share of $14.32 and 1,357,603 shares exercisable at a weighted average exercise price per share of $12.84. At December 31, 1999, there were 3,545,977 shares outstanding at a weighted average exercise price per share of $13.80 and 1,367,777 shares exercisable at a weighted average exercise price per share of $11.82.

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its Stock Option Plan, and, accordingly, no compensation expense related to the issuance of stock option grants to employees or non-employee directors has been recognized. The following table reflects the pro forma net income and diluted earnings per share assuming the Company applied the fair value method of SFAS No. 123 "Accounting for Stock-Based Compensation." The pro forma disclosures shown are not necessarily representative of the effects on income and diluted earnings per share in future years.

	2001	2000	1999
Net income			
As reported	$ 49,815	$ 124,758	$ 55,151
Pro forma	$ 47,621	$ 123,045	$ 53,532
Diluted earnings per share			
As reported	$ 1.61	$ 3.83	$ 1.61
Pro forma	$ 1.54	$ 3.78	$ 1.57

The fair value of stock options used to compute the pro forma disclosures is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	35%	35%	35%
Risk-free interest rate	4.8%	6.6%	5.5%
Expected holding period	4.0 years	3.9 years	4.8 years

11. Income Taxes

The Company accounts for income taxes under the liability method in accordance with SFAS 109, "Accounting for Income Taxes." Provision for income taxes consisted of:

	2001	2000	1999
Current provision			
U.S. Federal	$ 39,977	$ 67,475	$ 20,665
State and local	4,313	11,752	5,231
Total current provision	44,290	79,227	25,896
Deferred (benefit) provision			
U.S. Federal	(7,233)	(1,795)	10,298
State and local	(1,048)	(316)	1,817
Total deferred (benefit) provision	(8,281)	(2,111)	12,115
Provision for income taxes	$ 36,009	$ 77,116	$ 38,011

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and the Company's effective tax rate.

	2001	2000	1999
Statutory Federal tax rate	35.0%	35.0%	35.0%
State and local taxes, net of U.S. Federal tax benefit	2.5	2.5	5.0
Non-deductible expense	4.4	0.7	0.8
Effective tax rate	41.9%	38.2%	40.8%

Deferred tax assets and liabilities consisted of the following at December 31, 2001 and 2000:

	2001	2000
Deferred tax assets		
Reorganization and restructuring costs	$ 7,821	$ 1,551
Bad debts	2,302	2,812
Postretirement benefits	2,109	1,977
Capital loss carryforward	4,287	–
Other	780	3,025
	17,299	9,365
Valuation allowance	(4,287)	–
Total deferred tax assets	13,012	9,365
Deferred tax liabilities		
Revenue recognition	53,262	57,667
Pension	6,655	6,437
Capitalized project costs and fixed assets	5,727	4,227
Other	–	1,947
Total deferred tax liabilities	65,644	70,278
Net deferred tax liability	$ 52,632	$ 60,913

The investment impairment charge of $11,432 to write-down the Company's investment in ChinaBig gave rise to a deferred tax asset of $4,287. The loss on this investment represents a capital loss for income tax purposes and can only be utilized to offset future capital gains. Based on the Company's current business portfolio and projection of future results, management does not believe that the Company will generate future capital gains to offset against this capital loss. Accordingly, a valuation allowance was established for the full amount of this asset. Management believes that it will be able to obtain the full benefit of other deferred tax assets based on an assessment of the Company's anticipated profitability during the years the deferred tax assets are expected to become tax deductions.

12. Financial Instruments

The Company's financial instruments at December 31, 2001 and 2000 consist of cash and carry equivalents, Term Facilities and the Notes. The carrying amount of cash and cash equivalents and Term Facilities approximates fair value, as these are short-term instruments that bear interest at floating rates. The carrying value of the Notes was $150,000 at December 31, 2001 and 2000. The fair value of the Notes, determined based on the quoted market price, was $154,425 and $145,500 at December 31, 2001 and 2000, respectively.

13. Business Segments

The Company's two operating segments at December 31, 2001 are DonTech and Directory Advertising Services ("DAS"). Get Digital Smart, the Company's Internet business, was an operating segment during 2000 and 1999 until the Company ceased operations of this business in December 2000.

The DonTech segment includes the Company's 50% interest in the net profits of DonTech and the revenue participation income received from SBC. Income from DonTech accounted for 79%, 72% and 83% of operating income before General & Corporate costs and other unallocated expenses for the years ended December 31, 2001, 2000 and 1999, respectively. Although DonTech provides advertising sales of yellow pages and other directory products similar to DAS, the partnership is considered a separate operating segment since, among other things, it has its own Board of Directors and the employees of DonTech, including officers and managers, are not employees of the Company.

Within the DAS segment, the Company provides yellow pages advertising sales for affiliated entities of Sprint and performs pre-press publishing services for yellow pages directories. The DAS segment also includes all information technology costs. Operating income for DAS includes the results of, and those costs directly incurred by, each constituent business unit, less an allocation of certain shared expenses based on estimated business usage. DAS results for 2000 and 1999 also include the operating results of the Bell Atlantic and Cincinnati businesses and the Company's share of the losses of ChinaBig through the dates of transactions that caused changes to the reporting of each respective business unit and certain one-time items from the restructuring of the CenDon relationship in 2000 (see Note 4 -

Disposition of Businesses and Note 5 - Partnership and Joint Venture Investments). Operating income from DAS accounted for 21%, 28% and 17% of operating income before General & Corporate costs and other unallocated expenses for the years ended December 31, 2001, 2000 and 1999, respectively.

General & Corporate includes those expenses not allocated to the DAS segments. Interest expense, interest income, income tax expense and other non-operating income and expenses are not allocated to the operating segments.

Segment information for the years ended December 31, 2001, 2000 and 1999 is presented below:

	DonTech Partnership	Directory Advertising Services	General & Corporate	Other [1]	Consolidated Totals
2001					
Advertising sales (unaudited) [2]					
Publication sales	$ 433,974	$ 193,535			$ 627,509
Calendar sales	422,586	185,280			607,866
Net revenue		76,739			76,739
Operating income (loss)	122,419	32,885	$ (13,844)	$ (29,988)	111,472
Depreciation and amortization		10,149	618		10,767
EBITDA [3]	122,419	43,034	(13,226)	(29,988)	122,239
Total assets	193,810	38,644	63,527		295,981

	DonTech Partnership	Directory Advertising Services[4]	Get Digital Smart	General & Corporate	Consolidated Totals
2000					
Advertising sales (unaudited) [2]					
Publication sales	$ 430,529	$ 431,375			$ 861,904
Calendar sales	428,201	469,469			897,670
Net revenue		141,124	$ 163		141,287
Operating income (loss)	124,025	48,092	(8,914)	$ (15,828)	147,375
Depreciation and amortization		13,841	57	1,535	15,433
EBITDA [3]	124,025	61,933	(8,857)	(14,293)	162,808
Total assets	197,822	47,270		120,192	365,284

	DonTech Partnership	Directory Advertising Services[4]	Get Digital Smart	General & Corporate	Consolidated Totals
1999					
Advertising sales (unaudited) [2]					
Publication sales	$ 426,580	$ 617,570			$1,044,150
Calendar sales	432,348	634,380			1,066,728
Net revenue		181,905			181,905
Operating income (loss)	123,524	24,780	$ (1,329)	$ (17,069)	129,906
Depreciation and amortization		16,126		2,193	18,319
EBITDA [3]	123,524	40,906	(1,329)	(14,876)	148,225
Total assets	197,307	139,394		58,705	395,406

[1] Other in 2001 represents the restructuring and special charge of $18,556 and investment impairment charge of $11,432, which were not allocated to an operating segment.

[2] Advertising sales represent the billing value of advertisements sold for an annual directory by the Company and DonTech. Calendar sales represent the billing value of advertisements sold for an annual directory stated on the same basis as revenue is recognized. Publication sales represent sales for directories that published in the current period regardless of when the advertising for that directory was sold. These sales are compared against sales for the same directories published in the prior year period. If events occur during the current year that affects the comparability of publication sales to the prior year, such as changes in directory publication dates or other contractual changes, then prior year publication sales are adjusted to conform to the current year presentation and maintain comparability. Accordingly, for comparative purposes, DAS publication sales for 2000 have been increased by $1,667 and DonTech sales for 2000 and 1999 have been decreased by $286 and $982, respectively, as a result of changes in directory publication dates and contractual changes.

[3] EBITDA represents earnings before interest, taxes and depreciation and amortization. EBITDA is not a measurement of operating performance computed in accordance with generally accepted accounting principles and should not be considered as a substitute for operating income or net income prepared in conformity with generally accepted accounting principles. In addition, EBITDA may not be comparable to similarly titled measures of other companies.

[4] The Directory Advertising Services segment includes the following data relating to the Bell Atlantic and Cincinnati businesses that were disposed of in 2000 and certain one-time items related to the CenDon restructuring.

	2000	1999
Advertising sales (unaudited) [2]		
Publication sales	$ 238,131	$ 436,870
Calendar sales	277,768	453,971
Net revenue	63,831	106,986
Operating income	22,105	8,867
Depreciation and amortization	2,703	5,536
EBITDA [3]	24,808	14,403
Total assets	–	64,193

14. Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Revenue and Expense	Write-offs and Other Deductions	Balance at End of Period
Allowance for Doubtful Accounts				
For the year ended December 31, 2001	$ 7,355	3,372	4,388	$ 6,339
For the year ended December 31, 2000	$ 7,992	11,128	11,765	$ 7,355
For the year ended December 31, 1999	$ 8,765	8,571	9,344	$ 7,992
Deferred Tax Asset Valuation Allowance				
For the year ended December 31, 2001	$ –	4,287	–	$ 4,287

15. Supplemental Financial Information

The following is summarized combined financial information of the DonTech Partnership:

	Years Ended December 31,		
	2001	2000	1999
Statement of Operations Data			
Net sales	$106,849	$108,316	$102,896
Income from operations	37,435	40,682	39,888
Net income	38,626	41,418	41,310
Balance Sheet Data			
Current assets	112,633	116,399	150,676
Total assets	131,140	135,929	167,888
Total liabilities	10,727	10,742	9,977

16. *Quarterly Information (unaudited)*

	Three Months Ended				
	March 31	June 30[3]	September 30	December 31[1,4]	Full Year
2001					
Net revenue	$ 18,839	$ 20,034	$ 22,165	$ 15,701	$ 76,739
Operating income	27,661	39,208	47,316	(2,713)	111,472
Income before extraordinary loss[2]	13,209	20,612	25,688	(9,253)	50,256
Net income	12,861	20,612	25,688	(9,346)	49,815
Basic earnings per share, before extraordinary loss	$ 0.43	$ 0.68	$ 0.86	$ (0.31)	$ 1.66
Diluted earnings per share, before extraordinary loss	$ 0.42	$ 0.66	$ 0.83	$ (0.31)	$ 1.62
Basic earnings per share, after extraordinary loss	$ 0.42	$ 0.68	$ 0.86	$ (0.32)	$ 1.65
Diluted earnings per share, after extraordinary loss	$ 0.41	$ 0.66	$ 0.83	$ (0.32)	$ 1.61
Stock Price					
High	$ 29.00	$ 32.00	$ 32.30	$ 30.60	$ 32.30
Low	$ 22.88	$ 25.41	$ 25.50	$ 25.02	$ 22.88
2000					
Net revenue	$ 41,389	$ 60,160	$ 22,778	$ 16,960	$ 141,287
Operating income	25,574	52,210	45,641	23,950	147,375
Income before extraordinary loss[2]	9,685	81,851	24,117	9,809	125,462
Net income	9,685	81,851	23,413	9,809	124,758
Basic earnings per share, before extraordinary loss	$ 0.30	$ 2.56	$ 0.76	$ 0.31	$ 3.93
Diluted earnings per share, before extraordinary loss	$ 0.29	$ 2.50	$ 0.74	$ 0.30	$ 3.85
Basic earnings per share, after extraordinary loss	$ 0.30	$ 2.56	$ 0.74	$ 0.31	$ 3.91
Diluted earnings per share, after extraordinary loss	$ 0.29	$ 2.50	$ 0.72	$ 0.30	$ 3.83
Stock Price					
High	$ 18.94	$ 21.00	$ 21.94	$ 24.94	$ 24.94
Low	$ 15.25	$ 14.88	$ 18.38	$ 19.38	$ 14.88

The full year earnings per share (EPS) amount may not equal the sum of the quarters. EPS for each quarter is computed using the weighted average number of shares outstanding during the quarter while EPS for the year is computed using the weighted average number of shares outstanding during the year. Also, for diluted EPS, the effect of potentially dilutive shares is not included in those periods where the effect would have been anti-dilutive.

[1] The fourth quarter of 2001 includes a pretax restructuring and special charge of $18,556 and an investment impairment charge of $11,432.

[2] The Company recognized an extraordinary loss in 2001 and 2000 relating to the prepayment of debt and write-off of related deferred financing costs.

[3] The second quarter of 2000 includes a one-time operating income benefit of $15,771 from the restructuring of the CenDon relationship and pretax gain of $89,435 from the disposition of Bell Atlantic and Cincinnati businesses and related strategic cost cutting initiatives.

[4] The fourth quarter of 2000 includes a pretax loss of $2,940 from the disposition of the Get Digital Smart operations.

Five-Year Selected Financial Data

The selected financial information below is presented as if the Company were a stand-alone entity for all periods and includes allocations through the date of the Company's separation from D&B (June 30, 1998) of certain D&B expenses related to the business. The information below also includes the operating results of businesses that were disposed during 2000 and 1997 and certain one-time items in 2000. Amounts related to these businesses and one-time items are presented below in footnote (1).

	Years Ended December 31,				
(in thousands, except per share data)	2001	2000	1999	1998	1997
Statement of Operations [1]					
Net revenue	$ 76,739	$ 141,287	$ 181,905	$ 166,249	$ 233,735
Partnership and joint venture income	139,964	147,693	139,181	135,854	130,171
Operating income	111,472	147,375	129,906	125,235	134,470
Income before extraordinary item [2]	50,256	125,462	55,151	61,268	84,743
Net income	49,815	124,758	55,151	61,268	84,743
Earnings Per Share Before Extraordinary Item					
Basic	$ 1.66	$ 3.93	$ 1.64	$ 1.79	$ 2.48
Diluted	$ 1.62	$ 3.85	$ 1.61	$ 1.77	$ 2.48
Earnings Per Share After Extraordinary Item					
Basic	$ 1.65	$ 3.91	$ 1.64	$ 1.79	$ 2.48
Diluted	$ 1.61	$ 3.83	$ 1.61	$ 1.77	$ 2.48
Shares Used in Computing Earnings Per Share					
Basic	30,207	31,947	33,676	34,237	34,153
Diluted	30,976	32,594	34,159	34,522	34,213
Dividends per share	–	–	–	$ 0.35	–
Balance Sheet [1]					
Total assets	$ 295,981	$ 365,284	$ 395,406	$ 385,841	$ 377,507
Long-term debt	283,904	347,526	435,000	464,500	–
Shareholders' (deficit) equity	(111,313)	(108,510)	(192,811)	(224,770)	255,807
Advertising Sales (unaudited) [1,3]					
Publication sales	$ 627,509	$ 861,904	$ 1,044,150	$ 989,336	$ 1,082,592
Calendar sales	607,866	897,670	1,066,728	991,575	1,064,745

[1] Amounts above include the results of the Bell Atlantic, Cincinnati and Get Digital Smart businesses disposed of in 2000 and one-time items from the restructuring of the CenDon relationship. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Comparability" for a discussion of these items. In addition, the amounts shown for 1997 also include the results of the P-East business. To facilitate comparison of the financial data, the amounts related to these disposed businesses and one-time items are as follows:

	2000	1999	1998	1997
Net revenue	$ 63,994	$ 106,986	$ 92,319	$ 175,210
Partnership and joint venture income	5,422	–	–	1,724
Operating income	13,191	7,538	6,531	22,873
Total assets	–	64,193	61,678	65,437
Publication sales [3]	238,131	436,870	405,929	527,549
Calendar sales [3]	277,768	453,971	388,299	492,816

[2] In 2001 and 2000, the Company recognized an extraordinary after-tax loss of $441 and $704, respectively, related to the write-off of deferred financing costs in connection with the prepayment of debt.

[3] Advertising sales represent the billing value of advertisements sold for an annual directory by the Company and DonTech. Calendar sales represent the billing value of advertisements sold for an annual directory stated on the same basis as revenue is recognized (that is, when a sales contract is signed where the Company acts as a sales agent and when a directory was published where the Company acted as the publisher). Publication sales represent sales for directories that published in the current period regardless of when the advertising for that directory was sold. These sales are compared against sales for the same directories published in the prior year period. If events occur during the current year that affects the comparability of publication sales to the prior year, such as changes in directory publication dates or other contractual changes, then prior year publication sales are adjusted to conform to the current year presentation and maintain comparability.

▹ Board of Directors

Frank R. Noonan
Chairman and Chief Executive Officer
R.H. Donnelley Corporation

David C. Swanson
President and Chief Operating Officer;
CEO-elect - R.H. Donnelley Corporation

Kenneth G. Campbell [1,2]
President/CEO Wagic Corp.

William G. Jacobi [2]
Retired, former Chairman Nielsen Media Research, Inc.

Robert Kamerschen [1,2]
Retired, former Chairman and Chief Executive Officer
ADVO, Inc.

Peter J. McDonald [3]
Retired, former President & Chief Executive Officer
SBC Directory Operations

Carol J. Parry [2,3]
President, Corporate Social Responsibility Associates

Barry Lawson Williams [1,3]
President, Williams Pacific Ventures, Inc.

Membership on Committees of the Board of Directors
[1] Compensation & Benefits
[2] Corporate Governance
[3] Audit & Finance

▹ Corporate Officers

Frank R. Noonan
Chairman and Chief Executive Officer

David C. Swanson
President and Chief Operating Officer, CEO-elect

Steven M. Blondy
Senior Vice President and Chief Financial Officer

George F. Bednarz
Vice President, Publishing and Information Technology

Robert J. Bush
Vice President, General Counsel and Corporate Secretary

Frank M. Colarusso
Vice President and Treasurer

William C. Drexler
Vice President and Controller

DonTech

Bruce C. Disbrow
President and Chief Executive Officer

Resendesign Printed in USA

▸ Shareholder Information

Transfer Agent
The Bank of New York
Investor Relations Department
Church Street Station
P.O. Box 11258
New York, New York 10277-0758
Telephone: 1.800.524.4458
TDD Number: TDD 1.800.936.4237
E-mail: shareowner-svcs@email.bony.com
Web site: http://stock.bankofny.com

Independent Public Accountants
PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York, New York 10019-6013

Annual Meeting
The 2002 annual meeting will be held at 9:00 a.m., Wednesday May 1, 2002, at The Crowne Plaza Hotel
66 Hale Avenue
White Plains, New York 10601

Stock Data
R.H. Donnelley Corporation common stock is traded on the New York Stock Exchange under the ticker symbol RHD. Shares outstanding as of March 4, 2002 were 29,424,806.

Form 10K
R.H. Donnelley's Annual Report on Form 10K as filed with the Securities and Exchange Commission will be available without charge. A copy may be viewed and downloaded from R.H. Donnelley's Web site (http://www.rhd.com) or by requesting a copy from:

Investor Relations Department
R.H. Donnelley Corporation
One Manhattanville Road
Purchase, New York 10577-2596
Telephone: 914.933.3178

Corporate Offices
One Manhattanville Road
Purchase, New York 10577-2596
Telephone: 914.933.6400
Investor Relations: 914.933.3178
http://www.rhd.com

RHDonnelley

One Manhattanville Road

Purchase, New York 10577-2596

914.933.6400

www.rhd.com